An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Subject to Completion, Dated October 23, 2015

PRELIMINARY OFFERING CIRCULAR

$

Hunting Dog Capital Corp.

One Maritime Plaza, Suite 825

San Francisco, CA 94111

Tel: (415) 942-5316

Common Stock

This is an initial public offering of Hunting Dog Capital Corp. and no public market currently exists for our shares. The initial public offering price of our common stock is expected to be between $      and $      per share. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “HDCC.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, will be subject to reduced public reporting requirements. This offering circular follows the disclosure format of Part I of Form S-1 pursuant to general instructions of Part II(a)(1)(ii) of Form 1-A.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 to read about the risks you should consider before buying shares of our common stock.

	Per share	Underwriting discounts and commissions (1)	Proceeds to issuer (1)
Initial public offering price
Underwriting discounts and commissions (1)
Proceeds to us (1)

(1)	We refer you to “Underwriting” beginning on page 54 of this offering circular for additional information regarding total underwriter compensation.

The underwriter has agreed to use its best efforts to procure potential purchasers for the shares of common stock offered pursuant to this offering circular.

The shares are being offered on an all-or-none basis. The offering will commence on the date of this preliminary offering circular. All investor funds received from the date of this preliminary offering circular to the closing date of this offering, which shall take place on          , 2015, will be deposited into an escrow account until closing. The closing date is also the termination date of this offering. If investor funds are not received for the full amount of shares to be sold in this offering on the closing date, the offering will terminate and any funds received will be returned promptly. A more detailed description of this process is included in “Underwriting” beginning on page 54.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The date of this offering circular is                           , 2015.

You should rely only on the information contained in this offering circular or in any amended offering circular that we may authorize to be delivered or made available to you. We and the underwriter have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this preliminary offering circular is accurate only as of the date of the circular, regardless of the time of its delivery or any sale of shares of our common stock.

Persons outside the United States who come into possession of this preliminary offering circular must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of the preliminary offering circular outside the United States. See "Underwriting."

PRELIMINARY OFFERING CIRCULAR SUMMARY

This summary highlights selected information appearing elsewhere in this preliminary offering circular. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire preliminary offering circular carefully, especially the matters discussed in “Risk Factors.”

Hunting Dog Capital LLC commenced operations in 2006. In connection with the completion of this offering, Hunting Dog Capital LLC will be acquired by Hunting Dog Capital Corp., a Delaware corporation that was formed in August 2015 (as part of the “Transactions” described in this offering circular). Except as otherwise indicated, the terms “we,” “us,” “our” and the “Company” refer to Hunting Dog Capital LLC prior to the Transactions and Hunting Dog Capital Corp. after the Transactions.

Hunting Dog Capital Corp.

Overview of Hunting Dog Capital Corp.

Hunting Dog Capital Corp. is a holding company that intends to operate through several wholly owned subsidiaries to provide financing solutions to lower middle-market companies, which we define as businesses with revenues between $5 million and $50 million, and needing financing ranging from $3 million to $15 million. We will seek long-term equity appreciation through modest equity exposure that does not subject us to the risk of material capital loss. We intend to use the net proceeds of this offering to invest, through our subsidiaries, in a diversified portfolio of financial assets, including direct loans, convertible debt instruments, trade finance, structured credit, and preferred and common equity investments, issued by or relating to lower middle-market companies. We intend to pursue these opportunities and conduct our operations such that we and our subsidiaries will qualify for exemptions under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Additionally, as part of this offering, we will acquire Hunting Dog Capital LLC, an investment manager of lower middle-market private debt funds. Hunting Dog Capital LLC will become our wholly owned subsidiary and continue to manage HD Special-Situations II, LP, and HD Special-Situations III, LP (“Fund II” and “Fund III,” respectively, and collectively, the “Existing Funds”), whose assets under management total approximately $83 million as of the date of this preliminary offering circular. As a result, we will be entitled to receive the management fees associated with Hunting Dog Capital LLC’s management of each of the Existing Funds. We will not, however, be entitled to receive any incentive fees associated with operating performance of the Existing Funds. Instead, certain of our directors and executive officers will continue to be entitled to receive those incentive fees. As of June 30, 2015, Hunting Dog Capital LLC and its founders (before formal inception of Hunting Dog Capital LLC) have generated a gross internal rate of return (“IRR”) of approximately 16.4% across all their historical and existing portfolio companies, without the use of “leverage” (borrowing funds to enhance equity holders’ returns), and without any material capital gains. The Existing Funds have generated a gross IRR of approximately 17.4% as of June 30, 2015. Gross IRR reflects historical results relating to our past performance and is not necessarily indicative of our future results. In addition, because our investment strategy is different from the strategy used in our historical operations, these results are not necessarily indicative of the results that we may achieve from the financings we anticipate funding with the net proceeds of this offering. These returns were generated exclusively by making senior secured term-loans to lower middle-market companies. These loans are characterized by two common traits:

•	They are all secured by tangible collateral, the value of which typically exceeds the amount of the loan; and
•	The borrowers typically have significant at-risk equity.

We intend to use the net proceeds of this offering to capitalize our wholly owned subsidiaries. They will deploy this capital in various forms of financing to lower middle-market companies unable to access sufficient amounts of traditional financing, such as bank debt or private equity on terms acceptable to their owners. We believe U.S.-based lower middle-market companies represent a market both underserved by institutional capital, and capable of generating favorable risk-adjusted returns for investors. We believe that historically, however, access to these opportunities has been limited, such that individual and institutional investors have been unable to participate efficiently in this market segment. The significant time and effort required and the cost of sourcing new opportunities among lower middle-market companies are disproportionately high relative to the typically small transaction size. Since its inception in 2006, however, Hunting Dog Capital LLC has developed a proprietary transaction-referral network that consists of over 7,000 sources across the United States specializing in raising capital for this market segment. This network provides Hunting Dog Capital LLC access to hundreds of opportunities on an annual basis, and will enable us to maintain a high level of selectivity in those opportunities. We intend to use this network of sources to enable us to access opportunities to finance the needs of lower middle-market companies in transactions that fit within our investment strategy. We refer to companies to which we have provided financing as our “investments.”

Our Objective and the Market Opportunity

Our objective is to become the capital partner of choice to lower middle-market companies, and consistently to generate favorable risk-adjusted returns for our shareholders through both current income and long-term capital gains. Our investment strategy will focus primarily on structured finance involving the advancement of capital backed by tangible collateral, including real estate, inventory, trade receivables, machinery, and equipment, among other assets that can be liquidated in the event of ongoing unremedied negative events. We intend to implement our investment strategy by focusing exclusively on lower middle-market companies, which are generally overlooked by institutional investors, appropriately structuring financings to mitigate the risk of principal loss and continuing to grow our transaction-referral network aggressively. We believe these opportunities will persist for the foreseeable future.

We believe that lower middle-market companies lack ready access to the form and quantity of growth capital available to larger companies that can rely on efficient, well-developed U.S. and international capital markets. We believe two factors are primarily responsible for this limited access: first, small transaction sizes and fragmentation within the capital markets for lower middle-market companies; and second, the increasingly complex regulatory environment for regulated financial institutions.

The U.S. capital markets are among the world’s most developed, efficient, and transparent. They are also increasingly highly regulated due to the size, interrelationships, and systemic importance of their participants. The capital pools served by major investment banks are large, typically managed by small groups, and hence predisposed to pursue larger transactions to reap efficiencies from their own investment platforms. Major investment banks similarly prefer to employ smaller, nimble teams to pursue fewer, larger fee opportunities. Commercial and investment banks alike, in search of efficiencies, and to most readily accommodate increasing regulation, favor larger transactions concentrated across a smaller discrete number of high-quality clients. Smaller transactions, such as those that we will pursue, are inefficient for the vast majority of all institutional investors, and do not generate the requisite level of fee income for most major investment banks. Consequently, U.S. capital markets generally function best for larger companies engaging in larger transactions than for lower middle-market companies seeking smaller amounts of capital. The lower middle-market segment of the U.S. capital markets is characterized by significant fragmentation among companies, advisors, and capital providers. Generally, these capital markets are significantly less developed than those serving larger entities with larger transaction sizes. There is, nonetheless, significant transaction volume, although not publicized, and effectively “uninvestable” as an asset class by the vast majority of all market participants.

Lower middle-market companies lack the same access to institutionally funded, developed, and transparent capital markets that larger companies rely on for efficient funding. We believe that a host of factors will continue to cause restricted access for these lower middle-market companies. Among the factors are the following:

1.	Ongoing consolidation of the banking industry has resulted in a long decline in the number of FDIC-insured institutions, in particular, community banks (generally, those banks with less than $10 billion in assets), which historically have been critical to the lower middle-market;

2.	The Dodd–Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) significantly increased the regulatory requirements for all banks. Its impact is particularly high on community banks, however, as these banks have a smaller asset base across which to spread the costs of incremental regulatory requirements;

3.	As bank consolidation continues and the remaining banks become increasingly large, regulatory oversight becomes greater and the cost of accommodating these regulations increases. As a result, we believe banks are motivated to hold more assets of the highest quality, thereby further abandoning the lower middle-market;

4.	Numerous business development companies have arisen in recent years to fill the void left by community banks, but most of these entities focus on transactions in excess of $25 million. We believe this is primarily due to the motivation to increase assets under management, and hence increase management fees. Transactions below certain thresholds consequently become inefficient to pursue, even though they may generate above-market risk-adjusted returns;

5.	The same circumstances associated with lower middle-market business development companies apply to lower middle-market private equity funds, also shifting the focus of these funds to increasingly larger transactions; and

6.	The sheer amount of capital held by America’s major institutional-investor classes – pensions, endowments, insurance companies, and other large asset managers – favors deploying at least $50 million or 5-10% of a given fund’s total committed capital. This further precludes large funds from deploying capital among lower middle-market companies.

As a result, lower middle-market companies are forced to seek capital either on their own or through the types of advisors that comprise our transaction-referral network, but, in any case, without the benefit of developed, transparent capital markets. We believe the best lower middle-market opportunities generally arise from businesses with between $5 million and $50 million of annual revenue. According to U.S. Census data from 2012, this market consists of approximately 322,000 firms that generated estimated receipts of approximately $4.3 trillion, or approximately 13% of the annual total estimated business receipts in the United States. By comparison, the entire market of firms that generated $100 million or more in estimated receipts is only approximately 22,000, far smaller numerically, yet significantly larger – over 5 times – as measured by total estimated receipts of $23.4 trillion. We believe that the focus of U.S. capital markets is on the latter larger, but fewer, businesses because they can more easily be identified and because they permit the deployment of capital at significant scale. Yet this causes capital markets generally to ignore the numerous financing opportunities presented by lower middle-market companies, which we intend to capitalize upon.

Competitive Advantages

We believe that we are well-positioned to achieve significant, sustainable financial growth, primarily driven by:

•	Our Capital Preservation Focus, Enhanced with Favorable Anticipated Cash Yield and Opportunity for Long-Term Capital Gains

The guiding principle in our investment philosophy is capital preservation while earning of the highest risk-adjusted returns possible. We believe the inefficiencies of the lower middle-market present myriad opportunities to achieve our return goals while simultaneously protecting our capital. We focus on opportunities where there is frequently little competition from alternative capital providers, and where we can earn a relatively high cash return on our principal. Historically, we have accomplished this by making senior secured term-loans of between $3 million and $15 million with a blanket lien on all assets of the borrower. We anticipate pursuing transactions with companies similar to those the Existing Funds have invested in, but structured in a manner that fits our investment strategy; we intend to pursue transactions that generate favorable cash yield so that we can pay dividends to our shareholders, but structure them so that a portion of our returns arises from modest long-term equity appreciation. We believe this strategy will allow us to take the greatest advantage of our network and avail ourselves of otherwise neglected opportunities.

•	Experienced Management Team with Significant Equity

Our senior management team has extensive experience in the structuring and management of portfolios of lower middle-market investments across the capital structure, as well as broad, relevant investment-banking experience in capital markets, mergers, acquisitions, and restructurings. Subsequent to the completion of the organizational transactions (which are described below under “Summary of the Transactions”), management will have aggregate beneficial ownership in the Company of approximately     %, which we believe aligns management’s interests with those of our shareholders. Christopher Allick and Todd Blankfort, our Chairman/Chief Executive Officer and President, respectively, have also jointly committed 2% of the total limited partners’ commitments in the Existing Funds. Their interests in the Existing Funds are currently valued at approximately $1.9 million (as of June 30, 2015), including their original cash contributions and their deferred incentive fees.

•	Our Transaction-Referral Network

We believe one of our greatest strengths is the network of over 7,000 transaction-referral sources that Hunting Dog Capital LLC has cultivated over the course of the last ten years. These sources consist of many regional and boutique investment banks in the United States, hundreds of self-employed investment bankers/advisors, as well as attorneys, accountants, auditors, business brokers, and other contract financial professionals. Additionally, our network includes numerous partners at both sponsored and sponsorless lower middle-market private equity funds. We believe transaction volume is predicated in part on market dynamics, but we attempt to cultivate our network constantly, making it aware of our transaction parameters and ensuring we respond to all outreaches. We carefully monitor the flow of transaction opportunities we receive, and have seen significant long-term growth in them. In 2012, our network referred 121 transaction opportunities with a gross value of approximately $1.5 billion to Hunting Dog Capital LLC. For only the six-month period ended June 30, 2015, Hunting Dog Capital LLC saw 126 transaction opportunities with a gross value of approximately $1.6 billion. We believe our efforts with members of our network will result in continued growth in transaction-opportunity volume, and will enable us rapidly to avail ourselves of opportunities appropriate for the Company’s investment strategy.

•	Structured, Diversified Anticipated Portfolio of Assets

We believe that both transaction structure and portfolio diversification are critical elements to generating favorable risk-adjusted returns in lower middle-market companies. Our transaction-referral network facilitates a robust and growing set of opportunities, enabling us to be highly selective in those we pursue. Further, we believe the most appropriate investment strategy for exposure to lower middle-market companies is one predicated on structured finance, involving the advancement of capital backed by tangible collateral, including real estate, inventory, trade receivables, machinery, and equipment, among other assets that can be liquidated in the event of ongoing unremedied negative events. We typically require transaction expense deposits from potential clients, further mitigating risk of loss to our investors. Additionally, we will seek long-term equity appreciation through modest equity exposure that does not subject us to the risk of material capital loss. We intend to pursue these opportunities and conduct our operations such that we and our subsidiaries will qualify for exemptions from regulation under the Investment Company Act.

•	Increasing Sophistication of Lower Middle-Market Companies Resulting from Rapidly Evolving Technology

Based on our experience, as well as on the opportunities we obtain through our transaction-referral network, we believe that lower middle-market companies are increasingly technologically and organizationally sophisticated. Widespread availability and decreasing costs of computing, data analysis, communications, and enterprise resource-planning systems have enabled lower middle-market companies to operate on a par with larger peers, for which this infrastructure is more expensive and cumbersome to deploy, especially against the backdrop of legacy systems. Given our requirements for frequent data and regular monitoring of our investments, these advances have materially reduced the costs and burden on the management teams of our investments. We believe our monitoring requirements also mitigate the risks associated with investing in this asset class to a degree not previously possible.

Risk Factors Summary

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flow, and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors,” including the following risks, before investing in our common stock:

•	Our lack of operating history limits your ability to evaluate our business and prospects and may increase your investment risk.
•	We may be adversely affected by deteriorating economic or business conditions.
•	Our income associated with Existing Funds may be reduced or eliminated earlier than anticipated due to the loss of certain key persons under the Existing Funds or repayments of principal without the opportunity to redeploy such capital.
•	There are significant potential conflicts of interest which could adversely impact the returns to our investors.
•	In the future, we may borrow money, which may amplify our potential for loss.
•	We may not recover the capital that we advance in our transactions.
•	Our clients are lower middle-market companies, which present greater risks than those associated with larger companies.
•	We may be unable to recognize or act upon an operational or financial problem with a client in a timely fashion, so as to prevent a loss of our capital advanced to that client.
•	The non-amortizing loans which we may make, i.e., that do not require periodic repayment of principal, involve a greater degree of risk than other types of financings.
•	We may make errors in evaluating accurate information reported by our clients and, as a result, we may suffer losses on loans or advances that we would not have made if we had properly evaluated the information.
•	A concentration of loans or other assets with a limited number of clients within a particular industry, such as the retail or manufacturing industry, or within a geographic region, could impair our revenues if the industry or region were to experience economic difficulties.
•	The collateral securing a loan or a particular asset, such as a mortgage or lease, may not be sufficient to protect us from a partial or complete loss if the loan or asset becomes non-performing and we are required to foreclose.
•	There will be uncertainty as to the value of our financial assets.
•	Our ability to grow depends in part on our ability to obtain additional capital.
•	Maintaining our exclusion from the definition of an investment company under the Investment Company Act will place material restrictions on our business. If we fail to comply with those restrictions, however, we could become subject to more stringent restrictions on the operation of our business under the Investment Company Act.

Investment Company Act Considerations

We anticipate conducting our operations so that we and our subsidiaries may avail ourselves of exemptions under the Investment Company Act, and/or will not otherwise be subject to regulation as an investment company under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and that are not relying on exemptions from the various definitions of investment company set forth in the Investment Company Act.

We intend to conduct our business primarily through our wholly owned subsidiaries, which will be formed to carry out specific activities. We intend to manage our business so as to minimize any investment securities we may hold and in all cases, attempt to ensure that they do not exceed 40% our total assets. Further, we will not hold ourselves out as being engaged primarily, or actually engage, in the business of investing in securities. Consequently, we expect that we will not be subject to registration or regulation as an investment company of any kind under the Investment Company Act. The securities issued to us by our wholly owned subsidiaries, which will be neither investment companies nor companies exempt under Section 3(c)(1) or 3(c)(7) of the Investment Company Act, will not be investment securities for the purpose of this 40% test.

One or more of our subsidiaries may seek to qualify for an exemption from regulation as an investment company under the Investment Company Act pursuant to other provisions of the Investment Company Act, such as: (a) Section 3(c)(5)(A), which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance and services”; (b) Section 3(c)(5)(B), which is available for entities “primarily engaged in the business of making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance and services”; or (c) Section 3(c)(5)(C), which is available for entities “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” Each of these exemptions generally requires that at least 55% of such subsidiary’s assets consist of eligible loans and receivables. To qualify for any of the foregoing exemptions, the subsidiary would be required to comply with interpretations issued by the staff of the Securities and Exchange Commission (the “SEC”) that govern the respective activities.

We will monitor our assets and those of our subsidiaries to ensure continuing and ongoing compliance with these and/or other applicable tests, and we will be responsible for making the determinations and calculations required to confirm our compliance with the tests. If the SEC does not agree with our determinations, we may be required to adjust our activities and/or those of our subsidiaries.

Qualification for these or other exemptions could affect our ability to originate, participate in, or hold certain investments, or, in order to remain qualified for such exemptions, we could be required to dispose of investments that we might prefer to retain. Changes in current policies by the SEC and its staff could also require that we alter our business activities for this purpose. For a discussion of certain risks associated with the Investment Company Act, please see “Risk Factors.”

Summary of the Transactions

In connection with the completion of this offering, we will consummate the following organizational transactions (collectively, the “Transactions”):

•	Hunting Dog Capital LLC members will exchange their interests in Hunting Dog Capital LLC for consideration consisting exclusively of shares of Hunting Dog Capital Corp. Christopher Allick and Todd Blankfort, the members of Hunting Dog Capital LLC, will be appointed as our Chairman/Chief Executive Officer and President, respectively and we will appoint a board of directors;

•	Hunting Dog Capital LLC will then become a wholly owned subsidiary of Hunting Dog Capital Corp., but will continue to manage the Existing Funds and any future funds;

•	Hunting Dog Capital Corp. will become the sole owner of the following subsidiaries, to be formed under Delaware law:

o	HDC Factor Co., which will operate under the exemption provided by Section 3(c)(5)(A) of the Investment Act. HDC Factor Co. will engage in accounts receivable-related and other similar transactions;

o	HDC Manufacturer Co., which will operate under the exemption provided by Section 3(c)(5)(B) of the Investment Act. HDC Manufacturer Co. will make loans to certain providers of and purchasers of specified merchandise, insurance and services;

o	HDC Mortgage Co., which will operate under the exemption provided by Section 3(c)(5)(C) of the Investment Act. HDC Mortgage Co. will engage in mortgage and other real estate-related transactions;

o	HDC Loan Co., which will make senior-secured term-loans similar to those historically made by Hunting Dog Capital LLC. It is intended that the assets of HDC Loan Co. shall never exceed 40% of Hunting Dog Capital Corp.’s total assets (exclusive of U.S. Government securities and cash items).

Organizational Structure Following this Offering

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering.

Our Corporate Information

Hunting Dog Capital Corp., the issuer of the common stock in this offering, was incorporated as a Delaware corporation on August 28, 2015. Our corporate headquarters are located at One Maritime Plaza, Suite 825, San Francisco, CA 94111. Our telephone number is (415) 942-5316. Our principal website address is              . The information on any of our websites is deemed not to be incorporated in this offering circular or to be part of it.

Implications of Being an “Emerging Growth Company” and “Smaller Reporting Company”

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These reduced requirements include:

•	We are required to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	We are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	We are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	We are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and
•	We are not required to disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act of 1933 (the “Securities Act”), or such earlier time as we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” if we have more than $1 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. In that regard, we have elected to adopt the reduced disclosure with respect to financial statements and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. As a result of this election, the information that we provide stockholders may be different from that you might get from other public companies in which you hold equity.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are adopted.

In addition, we are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a “smaller reporting company,” and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company” when we cease being an “emerging growth company,” the disclosures we will be required to provide in our SEC filings will increase, but will remain less than they would be if we were not considered a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” (a) are able to provide simplified executive compensation disclosures in their filings; (b) are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and (c) have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze the Company’s operations results and financial prospects.

The Offering

Common stock to be offered	shares of common stock

Shares to be outstanding after this offering	(1)

Best efforts offering

The underwriter is selling the shares of our common stock offered in this preliminary offering circular on a “best-efforts,” “all-or-none” basis, and is not required to sell any specific number or dollar amount of the shares offered, but will use its best efforts to sell all such shares.

On the date of this preliminary offering circular, an escrow account will be opened by American Stock Transfer & Trust Company, LLC, acting as escrow agent, at    . The escrow account will remain open only for the three business-day period between the date of this preliminary offering circular and the closing date of the offering. No investor funds will be accepted before that time or after the closing of the offering. The escrow account will be set up for the benefit of the investors in compliance with the requirements of Rule 15c2-4 of the Securities Exchange Act of 1934 (the “Exchange Act”) and other applicable rules and regulations. The escrow account is a non-interest bearing account, and investors will receive no interest on the funds deposited into escrow. All funds for the purchase of shares by investors will be deposited by wire in the escrow account. American Stock Transfer & Trust Company, LLC will not accept or handle any funds.

On the closing date, the escrow agent will notify the underwriter whether the full amount necessary to purchase the shares to be sold in this offering has been received. If, on the closing date, investor funds are not received in respect of the full amount of shares to be sold in this offering, then all investor funds that were deposited into the escrow account will be returned promptly to investors, and the offering will terminate.

Use of proceeds	Our net proceeds from this offering will be approximately $ million, after deducting underwriting discounts and commissions and the estimated expenses of this offering. We will use these net proceeds to fund investments in our subsidiaries for further deployment to our clients and for other general corporate purposes.

Proposed NASDAQ Capital Market symbol	HDCC

Dividend policy	Our Board of Directors intends to maintain a variable dividend policy, with the objective of optimizing quarterly dividends and long-term equity growth.

(1) Excludes           shares of our common stock currently reserved for issuance under our 2015 Incentive Award Plan, of which no shares have yet been granted.

Unless otherwise indicated, all information in this offering circular gives effect to the acquisition of Hunting Dog Capital LLC, a Delaware limited liability company, by Hunting Dog Capital Corp., a Delaware corporation, immediately before the closing of this offering. The acquisition will result in our being taxed as a corporation under the Internal Revenue Code. In the acquisition, existing members of Hunting Dog Capital LLC will receive shares of Hunting Dog Capital Corp. common stock in exchange for their units of membership interest in Hunting Dog Capital LLC. The share information in the table above is based on                   shares outstanding as of , 2015 and excludes                   shares of our common stock issuable upon the exercise of the underwriter’s warrants at an exercise price of $                   per share.

RISK FACTORS

You should carefully consider the risks described below, together with all other information included in this preliminary offering circular, before making an investment decision. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance. Our business, financial condition, and results of operations could be materially and adversely affected by any of these risks or uncertainties.

Risks Related to Our Operations and Financial Results

Our lack of operating history limits your ability to evaluate our business and prospects and may increase your investment risk.

Hunting Dog Capital LLC commenced operations in 2006, but Hunting Dog Capital Corp. is a newly formed entity whose anticipated operations differ from the historical operations of Hunting Dog Capital LLC. Upon completion of the Transactions, Hunting Dog Capital Corp. will be entitled to the entirety of the management fees, but not any incentive fees, associated with the Existing Funds. It is anticipated that Hunting Dog Capital Corp. will also generate income from future financings, thus the historical results of Hunting Dog Capital LLC will not materially reflect our future results.

Further, the results of the Existing Funds are not necessarily indicative of the results that we may achieve from the financings we anticipate funding with the net proceeds of this offering. We anticipate pursuing transactions with companies similar to those the Existing Funds have invested in, but structured in a manner that fits our investment strategy. Because we expect to employ different strategies and techniques from those of the Existing Funds, in particular with respect to the structure of our transactions, our results may differ from and be independent of the results obtained by the Existing Funds. However, only the operating history of Hunting Dog LLC is available for purposes of your evaluation of our business and prospects of Hunting Dog Capital Corp. In that regard, we may not be able to:

•	Successfully implement the strategy of Hunting Dog Capital Corp., which is different from that of Hunting Dog Capital LLC;
•	Successfully compete with competitors for the new financing opportunities we will seek;
•	Find financing opportunities that meet our parameters;
•	Grow and manage our growth;
•	Predict the level of defaults or impairments to our loans or other financings we may experience over longer periods of time;
•	Raise additional capital that may be required to fund our ongoing operations; or
•	Respond to changes in the marketplace.

Our operating results may fluctuate, and therefore you should not rely on our results in any current or prior reporting period to be indicative of our performance in future reporting periods. Many different factors could cause our operating results to vary from quarter to quarter, including those factors discussed in this “Risk Factors” section.

We may be adversely affected by deteriorating economic or business conditions.

Our business, financial condition and results of operations may be adversely affected by various economic factors, including the level of economic activity in the markets in which we operate. Delinquencies, foreclosures, and credit losses generally increase during economic slowdowns or recessions. Because our clients will primarily be lower middle-market businesses, they may be particularly susceptible to economic slowdowns or recessions and may be unable to fulfill their contractual obligations to us pursuant to our financing agreements during these periods. Therefore, to the extent that economic activity or conditions deteriorate, the value of our assets is likely to decrease. Adverse economic conditions also may decrease the value of the collateral securing some of our loans and other financings, as well as the value of any equity in our clients we may hold. Further economic slowdowns or recessions could lead to financial losses and a decrease in our revenues, net income, and assets.

Unfavorable economic conditions may also make it more difficult for us to maintain both our volume of new business origination and the quality of new business at levels previously attained by Hunting Dog Capital LLC. Unfavorable economic conditions also could increase our cost of capital and limit our access to the capital markets. These events could significantly harm our business operations and financial results.

Our income associated with Existing Funds may be reduced or eliminated earlier than anticipated due to the loss of certain key persons under the Existing Funds or repayments of principal without the opportunity to redeploy such capital.

Messrs. Allick and Blankfort are each a “key person” pursuant to the limited partnership agreements for the Existing Funds. If either were unable to continue in this capacity, it could constitute a “key person event” which could ultimately lead to reduced or suspended management fees. Additionally, if the Existing Funds experience repayments of principal earlier than anticipated and we are required to remit that principal to the limited partners of the Existing Funds or the Existing Funds incur losses, management fees associated with the Existing Funds could be reduced earlier than we currently anticipate. This could significantly harm our operating results.

There are significant potential conflicts of interest which could adversely impact the returns to our investors.

As part of this offering, we will acquire Hunting Dog Capital LLC, an investment manager of lower middle-market private debt funds that invest in assets similar to those that we will target. Hunting Dog Capital LLC will continue to manage the Existing Funds and may manage similar funds in the future. We will be entitled to receive the management fees associated with Hunting Dog Capital LLC’s management of the Existing Funds and any future managed funds. We will not, however, be entitled to receive any incentive fees associated with operating performance of the Existing Funds and we may not be entitled to receive any incentive fees associated with any similar managed funds in the future. Instead, certain of our directors and executive officers will continue to be entitled to receive the incentive fees associated with the Existing Funds and may be entitled to receive incentive fees associated with any future managed funds.

There may be certain investment opportunities that satisfy the investment criteria for the Existing Funds, any future funds managed by us and us. Although we will endeavor to allocate investment opportunities in a fair and equitable manner, including in accordance with our different investment strategy, we may face conflicts in allocating investment opportunities between us and the Existing Funds or any future managed funds. Because certain of our directors and executive officers may receive incentive fees as a result of their general partnership interests in the Existing Funds or any future managed funds, this may provide an incentive to allocate opportunities to such funds instead of to us. We intend to implement an allocation policy to ensure the equitable distribution of investment opportunities and, as a result, may be unable to participate in certain investments based upon such allocation policy. Please refer to “Business — Transaction Opportunity Allocation”.

In the future, we may borrow money, which may amplify our potential for loss.

As part of our business strategy, we may borrow money from various lenders or investors. These lenders or investors would have fixed-dollar claims on our assets superior to the claims of our common stockholders. If the value of our assets decreases, such leverage would cause the value of our common stock to decline more sharply than it otherwise would if we did not employ leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments, to the extent we make any at all. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures.

Any future lenders would likely be secured by a first-priority security interest in our assets. In the case of a liquidation event, those lenders would receive proceeds before our stockholders.

Conversely, we may be unable to obtain leverage we might desire, which could, in turn, adversely affect your return on investment.

We are in a competitive business and some of our competitors have greater resources than we do.

The finance industry is highly competitive, and our competitors also offer financing similar to ours to the lower middle-market companies that are our target clients.

Our competitors include, among others:

•	Specialty and commercial finance companies;
•	Business development companies;
•	National and regional commercial and investment banks;
•	Private investment funds;
•	Private mezzanine funds;
•	Factoring companies;
•	Insurance companies; and
•	Other equity and non-equity based investment funds.

Some of our competitors have greater financial, technical, marketing, and other resources than we do. We would expect to face increased competition if competitors seek to expand within or enter our target markets. As a result, we may not be able to attract and retain new clients and grow our business, and our market share and future revenues may decline.

Risks Related to Our Business

We may not recover the capital that we advance in our transactions.

Although we have not suffered any material credit losses historically, we may experience losses in the future. A credit loss occurs when we determine that all or part of the principal of a particular financing has become unrecoverable and will not be repaid. If we were to experience material losses on the assets held by our subsidiaries, those losses may result in a material adverse effect on our ability to fund our business, as well as to generate revenue, net income, and growth in assets.

While we have not suffered any material credit losses historically, we have experienced missed payments, late payments, failures by clients to comply with operational and financial covenants in their loan agreements, client performance materially below that which we expected when we originated the loan, and the need to pursue principal recovery through receiverships and bankruptcy. In circumstances where we experience difficulty recovering capital, although we may recover all or nearly all of our capital, the cost of doing so may materially harm our operating results.

Our clients are lower middle-market companies, which present greater risks than those associated with larger companies.

The portfolio companies within the Existing Funds, as well as the target market for Hunting Dog Capital Corp. consist exclusively of lower middle-market businesses with annual revenues ranging from approximately $5 million to $50 million. Compared to larger, publicly owned firms, or firms funded by large private equity sponsors, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position, and may need more capital to expand or compete. These financial challenges may make it difficult for our clients to make scheduled payments related to our financing transactions, whether mortgage payments, lease payments, or other types of payments. Accordingly, advances made to these types of clients entail higher risks than advances to companies that are able to access traditional credit sources and capital markets.

A number of factors may influence a client’s ability to make scheduled payments on a financing transaction, including the failure to meet its projections or a downturn in its industry. In part because of their smaller size, our clients may:

•	Experience significant variations in operating results;
•	Have narrower product lines and market shares than their larger competitors;
•	Be particularly vulnerable to changes in customer preferences and market conditions;
•	Be more dependent than larger companies on one or more major customers, the loss of which could materially impair their business, financial condition, and prospects;
•	Face intense competition, including from companies with greater financial, technical, managerial, and marketing resources;
•	Depend on the management talents and efforts of a single individual or a small group of persons for their success, the death, disability, or resignation of whom could materially harm the client’s financial condition or prospects;
•	Have less skilled or experienced management personnel than larger companies; or
•	Do business in regulated industries, such as the healthcare industry, and could be affected by policy or regulatory changes.

Accordingly, any of these factors could impair a client’s cash flow or result in other events, such as bankruptcy, which could limit our ability to recover our capital from that client, and may lead to impairing our assets and decreasing our revenues, net income, and assets.

A client’s fraud could cause us to suffer losses.

A client could defraud us by, among other things:

•	Directing the proceeds of collections of its accounts receivable to bank accounts other than our established lockboxes or controlled accounts;
•	Failing to record accounts-receivable aging accurately;
•	Overstating or falsifying records showing accounts receivable; or
•	Providing inaccurate reporting of other financial information.

The failure of a client accurately to report its financial position, compliance with loan covenants, or eligibility for additional financing could result in the loss of some of our principal, including amounts we may not have advanced had we possessed complete and accurate information.

We may be unable to recognize or act upon an operational or financial problem with a client in a timely fashion, so as to prevent a loss of our capital advanced to that client.

Our clients may experience operational or financial problems that, if not timely addressed by us, could result in a substantial impairment or loss of our principal advanced to the client. We may fail to identify problems because our client did not report them in a timely manner or, even if the client did report the problem, we may fail to address it quickly enough or at all. As a result, we could suffer losses which could have a material adverse effect on our assets, revenues, net income, and results of operations.

We may not have all of the material information relating to a potential client to enable us to make sound financing decisions with respect to these clients, and we may make errors in evaluating accurate information reported by our clients.

There is generally no publicly available information about the predominantly privately owned companies that are our clients. Therefore, we must rely on information provided by our clients and the due diligence efforts of our employees when making our financing decisions. To some extent, our employees depend and rely upon the management of these companies to provide full and accurate disclosure of material information concerning their business and financial condition. If we do not have access to all the material information about a particular client’s business, financial condition, and prospects, or if a client’s accounting records are poorly maintained or organized, we may not make a fully informed financing decision which may lead ultimately to a failure or inability to recover our funds in their entirety.

We underwrite our loans and will evaluate all future financings based on detailed financial information and projections provided to us by our clients. Even if clients provide us with full and accurate disclosure of all material information concerning their business, we may misinterpret or incorrectly analyze this information. Mistakes by our staff may cause us to engage in transactions that we otherwise would not have, to fund advances that we otherwise would not have funded, or result in losses on one or more of our loans in the Existing Funds. These errors may lead to losses on loans or advances that we would not have made if we had properly evaluated the information.

The non-amortizing loans which we may make, i.e., that do not require periodic repayment of principal, involve a greater degree of risk than other types of financings.

Historically, nearly all of the loans within the Existing Funds have been non-amortizing. A non-amortizing loan is a loan with no scheduled payments of principal before the maturity date of the loan. On the maturity date, the entire unpaid balance of the loan is due. We anticipate that a significant portion of the financing transactions in that Hunting Dog Capital Corp. will engage will similarly require no periodic return of principal.

Non-amortizing loans and similar transactions involve a greater degree of risk than other types of loans and transactions because they require the borrower to make a large final payment upon the maturity of the loan or transaction. The ability of a client to make this final payment typically depends upon its ability either to generate sufficient cash flow, to obtain new financing, or to sell any collateral securing the loan or transaction, if any. The ability of the client to accomplish any of these goals will be affected by many factors, including the availability of financing at rates acceptable to the client, the financial condition of the client, the marketability of any related collateral, the operating history of the related business, tax laws, and the prevailing general economic conditions. Consequently, the client may not have the ability to repay our principal at maturity and we could lose all or most of the principal associated with the transaction.

There is no active trading market for the loans or assets we anticipate creating or acquiring with the net proceeds of this offering. Consequently, we may not be able to convert any of these loans or assets to cash at a favorable price, or at all.

We may seek to dispose of one or more of our loans or other assets to obtain liquidity or to reduce potential losses with respect to non-performing assets. There is no established trading market for our loans or the other assets we anticipate creating or acquiring with the net proceeds of this offering. Consequently, if we seek to sell a loan or other asset, or otherwise convert a loan or other asset to cash, there is no guarantee that we will be able to do so at a favorable price, or at all.

A concentration of loans or other assets with a limited number of clients within a particular industry, such as the retail or manufacturing industry, or within a geographic region, could impair our revenues if the industry or region were to experience economic difficulties.

Our clients’ failing to comply with their contractual obligations to us may be correlated with economic conditions affecting particular industries or geographic regions. As a result, if any particular industry or geographic region were to experience economic difficulties, the overall timing and amount of principal, interest, lease, mortgage, or other payments to us by our clients operating in those industries or geographic regions may differ from what we expected, and result in material harm to our revenues, net income, and assets.

The collateral securing a loan or a particular asset, such as a mortgage or lease, may not be sufficient to protect us from a partial or complete loss if the loan or asset becomes non-performing and we are required to foreclose.

While all of the loans in the Existing Funds are secured by a blanket lien on nearly all of our clients’ assets, there is no assurance that the collateral securing any particular loan will protect us from suffering a partial or complete loss if the loan becomes non-performing and we move to foreclose on the collateral. The collateral securing the loans in the Existing Funds is subject to inherent risks that may limit our ability to recover the principal of a non-performing loan. Shareholders in Hunting Dog Capital Corp. will not suffer any capital loss if loans within the Existing Funds were to be impaired or written off, but may suffer reduced or foregone management fee income.

We anticipate engaging in financings with tangible assets as underlying collateral, such as mortgage financings or financings based on specified receivables. That collateral is subject to inherent risks that may limit our ability to recover our principal. Listed below are some of the risks that may affect the value of different types of collateral.

Inventory. Inventory may not be adequate to secure our loans or other financings fully, if, among other things, any of the following occur:

•	Our valuation of the inventory at the inception of the transaction was not accurate;
•	The demand for the inventory declines or the inventory becomes obsolete;
•	The value of the inventory, for example, inventory in the retail industry, decreases because of seasonal fluctuation;
•	The inventory is made up of several component parts and the value of those parts falls below expected levels; or
•	The client misrepresents, or does not keep adequate records of, important information concerning the inventory, such as the quantity or quality of the inventory on hand.

Accounts Receivable. Factors that could reduce the value of accounts receivable securing our loans or other financings include, among other things:

•	Problems with the clients’ underlying product or services that result in greater than anticipated returns or disputed accounts;
•	Unrecorded liabilities, such as rebates, warranties, or offsets;
•	The disruption or bankruptcy of key customers responsible for material amounts of the accounts receivable; or
•	The client misrepresents or does not keep adequate records of important information concerning the amounts or aging of its accounts receivable.

Equipment. The equipment of a client securing a loan or related to another financing, such as a lease where we own the equipment and lease it to a client, could lose value as a result of, among other things:

•	Changes in market or industry conditions;
•	The failure of the client to maintain or repair the equipment; or
•	Changes in technology or advances in new equipment that render the equipment obsolete or of limited value.

Real Estate. The real estate of a client securing a loan or related to another financing could lose value as a result of, among other things:

•	Changes in general or local market conditions;
•	Changes in the occupancy or rental rates of the property or, for a property that requires leasing, a failure to lease the property in accordance with the projected leasing schedule;
•	Limited availability of mortgage funds or fluctuations in interest rates, which may render the sale and refinancing of a property difficult;
•	Development projects that experience cost overruns or otherwise fail to perform as projected;
•	Unanticipated increases in real estate taxes and other operating expenses;
•	Challenges to the client’s claim of title to the real property;
•	Environmental considerations;
•	Zoning laws;
•	Other governmental rules and policies; or
•	Uninsured losses, including possible acts of terrorism or a decline in the operational performance at a facility on the real property, such as a nursing home, hospital, or other facility.

Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure on the related loan or other financing. To the extent we are unable to underwrite and manage our loans or other financings successfully, or the credit quality of our clients or the value of any underlying collateral declines, our financial results may suffer materially.

There will be uncertainty as to the value of our financial assets.

A large percentage of our investments will be in the form of financial assets that are not publicly traded, and their fair value may not be readily determinable. We will value these assets in accordance with our valuation policy, which is consistent with U.S. generally accepted accounting principles (“GAAP”), based on various factors, including (a) the nature and realizable value of any collateral; (b) the portfolio company’s ability to make payments and its earnings; (c) the markets in which the portfolio company does business; (d) comparisons to publicly traded companies; and (e) discounted cash flow. We may also use the services of third-party valuation firms to aid in determining the fair value of these assets.

Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time, and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations could be adversely affected if our determinations of the fair value of our investments were to be materially higher than the values that we ultimately realize upon the disposal of such assets.

To the extent payment-in-kind (“PIK”) interest constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our loans may include contractual PIK interest. To the extent PIK interest constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral;

•	PIK interest typically has the effect of increasing the outstanding principal amount of a loan, resulting in a borrower owing more at the end of the term of the loan than what it owed when the loan was originated; and

•	PIK instruments may represent a higher credit risk than coupon loans.

Our ability to grow depends in part on our ability to obtain additional capital.

We anticipate that we will need to access the capital markets periodically to raise cash to fund new investments. If we do not have adequate capital available for investment, our performance could be adversely affected. We may use debt financing and issue additional securities to fund our growth. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets, or result in a decision by lenders not to extend credit to us. An inability to access the capital markets successfully could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings, if any.

Risks Related to the Investment Company Act and Being a Public Company

Maintaining our exclusion from the definition of an investment company under the Investment Company Act will place material restrictions on our business. If we fail to comply with those restrictions, however, we could become subject to more stringent restrictions on the operation of our business under the Investment Company Act.

Whether a company is an investment company can involve analysis of complex laws, regulations, and SEC staff interpretations. We intend to conduct the Company’s operations so as not to become subject to regulation as an investment company under the Investment Company Act. As long as the Company conducts its businesses directly and through its wholly owned subsidiaries that are not investment companies and none of the Company’s wholly owned subsidiaries hold themselves out as being engaged primarily in the business of investing in securities, the Company should not have to register. Even if some assets in certain wholly owned subsidiaries were deemed to be “investment securities” (as used in the Investment Company Act), as long as such investment securities, together with any other investment securities its parent may own, do not comprise more than 40% of an entity’s assets, the entity will not be subject to regulation as an investment company. If an entity holds investment securities the value of which exceeds 40% of the value of its total assets and no other exemption from registration is available, then that entity might become subject to regulation as an investment company.

We do not expect that we or any of our wholly owned subsidiaries will be an investment company, and, in particular, we will seek to ensure that holdings of investment securities in the Company and any of the Company’s subsidiaries will not exceed 40% of the total assets of that entity as calculated under the Investment Company Act. In order for us to maintain compliance, we or a subsidiary could be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire certain assets or interests in companies or entities that we would otherwise want to acquire or we may have to acquire assets we might otherwise not select for purchase. For example, these restrictions will limit our ability to invest directly in certain types of assets, such as in securities that represent less than 50% of the voting securities (as used in the Investment Company Act) of the issuer thereof.

If the Company or any subsidiary owns assets that qualify as “investment securities,” as defined under the Investment Company Act, and the value of such assets exceeds 40% of the value of its total assets, the entity could be deemed to be an investment company. In that case, the entity would have to qualify for an exemption from registration as an investment company in order to operate without registering as an investment company. Certain subsidiaries that we may form in the future could seek to rely upon one of the exemptions from registration as an investment company pursuant to Section 3(c)(5)(A), Section 3(c)(5)(B), or Section 3(c)(5)(C) of the Investment Company Act.

The exemption pursuant to Section 3(c)(5)(A) is available for entities “primarily engaged in the business of purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services” (which we refer to as “the 3(c)(5)(A) exemption”). The exemption pursuant to Section 3(c)(5)(B) is available for entities “primarily engaged in the business of making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services” (which we refer to as “the 3(c)(5)(B) exemption”). The exemption pursuant to Section 3(c)(5)(C) is available for entities “purchasing or otherwise acquiring mortgages and other liens and interests in real estate” (which we refer to as “the 3(c)(5)(C) exemption”). Each of the 3(c)(5)(A), the 3(c)(5)(B), and the 3(c)(5)(C) exemptions generally requires that at least 55% of the assets of a subsidiary relying on the exemption consist of eligible loans, receivables, and mortgages. To qualify for any of the foregoing exemptions, the subsidiary would be required to comply with interpretations issued by the SEC staff that govern the respective activities.

In addition to the exemptions discussed above, we and/or our subsidiaries may rely upon other exemptions, including the exemptions provided by Section 3(c)(6) of the Investment Company Act (which exempts, among other things, parent entities whose primary business is conducted through majority-owned subsidiaries relying upon the 3(c)(5)(A) exemption, the 3(c)(5)(B) exemption, or the 3(c)(5)(C) exemption discussed above) from the definition of an investment company and the registration requirements under the Investment Company Act.

The laws and regulations governing the status under the Investment Company Act of entities like the Company and our subsidiaries, including guidance from the SEC’s Division of Investment Management regarding these exemptions, may change in a manner that adversely affects our operations. Future guidance from the SEC staff could provide additional flexibility to us or it could further inhibit our ability to pursue the strategies we have chosen.

If the Company or any of our subsidiaries becomes subject to regulation as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce your investment return or impair our ability to conduct our business as planned.

We will be an “emerging growth company” and a “smaller reporting company,” meaning that we will be exempt from certain financial disclosure and governance requirements applicable to other public companies. As a result, your decision to invest in us may be based on less information than any investment you make in other public companies.

We are an “emerging growth company” (an “EGC”) as defined in the JOBS Act. An EGC is defined as a company with total annual gross revenues of less than $1 billion in its most recently completed fiscal year. An EGC will retain such status until the earlier of: (a) the fifth anniversary of the date it first sold securities pursuant to an offering registered under the Securities Act; (b) the last day of the fiscal year in which it first exceeds $1 billion in annual gross revenues; (c) the time it becomes a large accelerated filer (an SEC- registered company with a public float of at least $700 million); or (d) the date on which the EGC has, within the previous three years, issued $1 billion of nonconvertible debt.

The JOBS Act affords an EGC an opportunity to get a temporary reprieve from certain SEC regulations by exempting an EGC from these regulations for up to five years. These eased requirements include an exemption from certain financial disclosure and governance requirements and relaxed restrictions on the sale of securities. The JOBS Act provides scaled disclosure provisions for EGCs, including, among other things, removing the requirement that EGCs comply with Section 404(b) of the Sarbanes-Oxley Act requiring auditor attestation of internal control over financial reporting.

In addition, we are currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a “smaller reporting company,” and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company” when we cease being an EGC, the disclosures we will be required to provide in our SEC filings will increase, but will remain less than they would be if we were not considered a “smaller reporting company.” Specifically, similar to EGCs, “smaller reporting companies”: (a) are able to provide simplified executive compensation disclosures in their filings; (b) are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and (c) have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Decreased disclosures in our SEC filings due to our status as an EGC or “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

We will incur significant costs as a result of being a public company.

Public companies incur legal, accounting, and other expenses, including costs associated with the periodic reporting requirements applicable to a company with securities registered under the Exchange Act, as amended, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act. Accordingly, once our common stock becomes registered under the Exchange Act, we will incur significant additional costs. These requirements may place a strain on our systems and resources.

The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We will be implementing additional procedures, processes, policies, and practices for the purpose of complying with the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We also expect to incur significant additional annual expenses related to these steps, among others: (a) directors’ and officers’ liability insurance, (b) directors’ fees, (c) transfer agent fees, (d) salary expenses for additional accounting, legal, and administrative personnel, and (e) increased auditing and legal fees.

The systems and resources necessary to comply with public-company reporting requirements will increase further once we cease to be an EGC under the JOBS Act. As long as we remain an EGC, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including exemption from compliance with the auditor-attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to remain an EGC for up to five years following this offering.

Risks Relating to Investing in the Offering

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.

Before this offering, there was no market for our common stock. The initial public offering price of our common stock will be arbitrarily determined based on negotiations between us and the underwriter, and its market price after the offering will likely vary from the initial offering price. It is also likely to be subject to wide price fluctuations in response to a variety of factors and risks, many of which are beyond our control. See “Underwriting” below. Although we plan for our common stock to be listed on the NASDAQ Capital Market, an active trading market in it may not develop following this offering. You therefore may not be able to sell your shares quickly or at the current market price, and you may lose all or a part of your investment.

In addition to the risks noted elsewhere in this offering circular, some of the other factors affecting our stock price may include:

•	Variations in our operating results;
•	The level and quality of securities analysts’ coverage for our common stock;
•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	Announcements by third parties of significant claims or proceedings against us; and
•	Future sales of our common stock.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. In the past, following periods of volatility in the market price of a public company’s securities, securities class-action litigation has often been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention.

If you purchase shares of our common stock sold in this offering, you will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $                per share because the price that you pay will be greater than the net tangible book value per share of the shares that you acquire. This dilution is due primarily to the fact that our original investors held founders’ shares for which they paid an immaterial amount of cash consideration. You will experience additional dilution upon the issuance of restricted stock to our employees under our incentive award plan.

You may not receive dividends, or our dividends may not grow over time.

We intend to pay dividends on a quarterly basis to our stockholders out of assets legally available for such purpose. We cannot assure you that we will achieve results that will allow us to pay a specified level of cash dividends or year-to-year increases in cash dividends. Our ability to pay dividends might be adversely affected by the impact of one or more of the risk factors described in this offering circular. We cannot assure you that we will pay dividends to our stockholders in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements. All statements other than statements of historical facts contained in this offering circular may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans, and objectives of management for future operations, including, among others, statements regarding the Transactions, are forward-looking statements. In certain cases, forward-looking statements may be identified by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

•	Our future operating results;
•	Our business prospects and the prospects of our prospective clients;
•	The impact of transactions we intend to undertake with the net proceeds of this offering;
•	Changes in political, economic, or industry conditions, or conditions affecting the financial and capital markets;
•	The impact of increased competition;
•	The impact of the general economy on the industries in which we invest;
•	The ability of our prospective clients to achieve their objectives;
•	The potential use of borrowed money to finance a portion of our operations;
•	Our ability to declare dividends;
•	The impact of future acquisitions and divestitures;
•	Our ability to conduct our operations so that we may avail ourselves of exemptions under the Investment Company Act; and
•	Our ability to attract and retain highly talented professionals.

The forward-looking statements in this offering circular are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this offering circular, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

These forward-looking statements speak only as of the date of this preliminary offering circular. Except as required by applicable law, we do not plan to update or revise any forward-looking statements contained herein after its distribution, whether as a result of any new information, future events, or otherwise.

THE TRANSACTIONS

In connection with the completion of this offering we will consummate the following Transactions as follows:

•	Hunting Dog Capital LLC members will exchange their interests in Hunting Dog Capital LLC for consideration consisting exclusively of shares of Hunting Dog Capital Corp. Christopher Allick and Todd Blankfort, the members of Hunting Dog Capital LLC, will be appointed as our Chairman/Chief Executive Officer and President, respectively and we will appoint a board of directors;
•	Hunting Dog Capital LLC will then become a wholly owned subsidiary of Hunting Dog Capital Corp., but will continue to manage the Existing Funds and any future funds;
•	Hunting Dog Capital Corp. will become the sole owner of the following subsidiaries, to be formed under Delaware law:

o	HDC Factor Co., which will operate under the exemption provided by Section 3(c)(5)(A) of the Investment Act. HDC Factor Co. will engage in accounts receivable-related and other similar transactions;
o	HDC Manufacturer Co., which will operate under the exemption provided by Section 3(c)(5)(B) of the Investment Act. HDC Manufacturer Co. will make loans to certain providers of and purchasers of specified merchandise, insurance and services;
o	HDC Mortgage Co., which will operate under the exemption provided by Section 3(c)(5)(C) of the Investment Act. HDC Mortgage Co. will engage in mortgage and other real estate-related transactions;
o	HDC Loan Co., which will make senior-secured term-loans similar to those historically made by Hunting Dog Capital LLC. It is intended that the assets of HDC Loan Co. shall never exceed 40% of Hunting Dog Capital Corp.’s total assets (exclusive of U.S. Government securities and cash items).

Organizational Structure Following this Offering

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering.

USE OF PROCEEDS

Based on the assumed initial public offering price of $                  per share, which is the midpoint of the estimated offering price range set forth on the cover page of this preliminary offering circular, we estimate that the net proceeds from this offering, after deducting underwriting commissions and expenses payable by us and other offering expenses payable by us, will be approximately $    . We estimate that the expenses relating to our organization and this offering will be approximately $                .

Each $                   increase or decrease in the assumed initial public offering price of $                   per share, which is the midpoint of the estimated offering price range set forth on the cover page of this offering circular, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $                   million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this preliminary offering circular, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to fund our wholly owned subsidiaries, which will in turn fund various transactions with clients that we anticipate will generate income for our subsidiaries and ultimately, Hunting Dog Capital Corp. Pending investment, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality investments that mature in one year or less from the date of investment.

CAPITALIZATION

The following table sets forth the cash and capitalization as of June 30, 2015, as follows:

•	of Hunting Dog Capital LLC on an actual basis; and
•	of Hunting Dog Capital Corp. and its subsidiaries on a pro forma basis to give effect to (a) the completion of the Transactions, (b) the sale of shares of our common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this offering circular, and our receipt of the estimated $ in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us; and (c) the application of the proceeds from the offering, each as described under “Use of Proceeds.”

For more information, please see “The Transactions” and “Use of Proceeds” sections in this offering circular. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this offering circular and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this offering circular.

	As of June 30, 2015
($ actual)	Historical Hunting Dog Capital LLC	Pro Forma Hunting Dog Capital Corp.
Cash	$184,654	$-

Total equity:
Members' deficit	(106,775)
Common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual;100,000,000 shares authorized; shares issued and outstanding, pro forma	-
Additional paid-in capital	-
Total members' deficit/stockholders' deficit	(106,775)
Total capitalization	$(106,775)

The table above does not include shares of our common stock reserved for issuance under our 2015 Incentive Award Plan (as described in “Executive Compensation—Long-Term Incentive Awards and 2015 Incentive Award Plan”), consisting of (a)          shares of our common stock issuable on the date of this offering circular to our directors, as described in “Executive Compensation—Director Compensation” and (b)        additional shares of our common stock reserved for future issuance. The table assumes the underwriter does not exercise its warrant to purchase additional shares of our common stock.

DIVIDEND POLICY

We intend to pay periodic dividends to the holders of shares of our common stock out of profits legally available for such purpose. We anticipate that these dividends will be paid from income primarily generated from our investments.

Hunting Dog Capital LLC has historically made distributions to its members. As soon as we are able to generate material positive net income, we intend to pay quarterly cash dividends out of assets legally available for such purpose. We believe it will require    full quarters of operations to generate positive net income and that initial quarterly dividends will be smaller than future quarterly dividends. Future dividends, if any, will be determined by our board of directors. All dividends, however, will be subject to the availability of funds lawful therefor, and no assurance can be given that we will be able to declare dividends in future periods.

DILUTION

Dilution is the amount by which the initial offering price paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of common stock following this offering. Giving effect to our organization as a Delaware corporation and the attendant exchange of all outstanding limited-liability company interests for shares of our common stock immediately before the closing of this offering, our pro forma net tangible book value per share represents our pro forma tangible assets (total assets less intangible assets) less our total liabilities, divided by the number of shares of our common stock outstanding as of         , 2015. As of , 2015, our pro forma net tangible book value was approximately $             million, or $             per share of common stock. After giving effect to the pro forma adjustments discussed above and the sale of             shares of our common stock at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this preliminary offering circular, and after deducting underwriting commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value on             , 2015 would be $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and immediate dilution of $             per share to new investors purchasing shares at the proposed public offering price.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2015 before this offering(1)
Increase per share attributable to investors in this offering
Pro forma net tangible book value per share after this offering	$
Dilution per share to new common stock investors	$

(1)	Gives pro forma effect to the Transactions (other than this offering).

The following table summarizes, on an adjusted pro forma basis, as of             , 2015, the difference between existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing shareholders and by the investors purchasing shares of our common stock in this offering. The calculation below is based on the offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing shareholders			%	$		%	$

New investors				$			$

Total		100%		$	100%		$

SELECTED FINANCIAL AND OTHER DATA

The following table presents the selected historical financial data for Hunting Dog Capital LLC. Hunting Dog Capital LLC is the predecessor of the issuer, Hunting Dog Capital Corp., for financial reporting purposes. The selected statements of operations data for each of the years in the two-year period ended December 31, 2014, and the selected balance sheet data as of December 31, 2013, and December 31, 2014, are derived from the audited financial statements of Hunting Dog Capital LLC contained herein.

The selected statements of operations data for the six months ended June 30, 2014, and June 30, 2015, and the selected balance sheet data as of June 30, 2015, are derived from the unaudited financial statements of Hunting Dog Capital LLC contained herein. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for those periods.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The results in the Statements of operations data below do not reflect the distributions made to the members of Hunting Dog Capital LLC as these are financing activities reflected in the statements of cash flows. These distributions will cease on completion on the Transactions, however the members of Hunting Dog Capital LLC will become employees of Hunting Dog Capital Corp. and will be entitled to compensation as detailed in “Executive Compensation.” The information set forth below should be read together with the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section and the financial statements and the accompanying notes included elsewhere in this offering circular.

The selected historical financial data of Hunting Dog Capital Corp. have not been presented because it is a newly incorporated entity, has had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this section.

	Six Months Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013
	(unaudited)
Statements of operations data:	($ actual)
Revenues:
Investment management fees	$661,718	$562,932	$1,254,278	$695,628
Other	9,750	10,624	36,124	35,607
	671,468	573,556	1,290,402	731,235

Expenses:
Compensation and benefits	275,632	94,474	242,512	71,019
Rent	93,286	56,506	123,856	85,006
Professional fees	36,278	58,320	88,625	95,522
Conferences and seminars	-	26,950	53,900	-
Utilities	4,451	3,744	8,005	4,016
Taxes	4,001	1,051	7,210	1,686
Advertising	-	-	-	10,000
Other	2,157	5,499	11,886	5,881
Total Expenses	415,805	246,544	535,994	273,130

Net Income	$255,663	$327,012	$754,408	$458,105

 The following unaudited pro forma balance sheet as of June 30, 2015, gives effect to the Transactions and the sale of common stock in this offering, as if the same had occurred on    .

				Pro Forma Hunting Dog Capital Corp.
	Year Ended December 31,		Six Months Ended June 30,	Six Months Ended June 30,
($ actual)	2013	2014	2015	2015
			(Unaudited)	(Unaudited)

Cash	$28,020	$55,200	$184,654
Total assets	98,504	158,818	260,666
Total liabilities	25,350	68,756	367,441
Total members' equity (deficit)	73,154	90,062	(106,775)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial and Other Data” and our financial statements and the related notes and other financial information included elsewhere in this offering circular. Some of the information contained in this discussion and analysis or set forth elsewhere in this offering circular, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this preliminary offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The following discussion contains references to fiscal 2013 and fiscal 2014, which represent the financial results of Hunting Dog Capital LLC for the fiscal years ended December 31, 2013 and December 31, 2014, respectively. Following the completion of the Transactions, Hunting Dog Capital LLC will become a wholly owned subsidiary of Hunting Dog Capital Corp.

Overview

Hunting Dog Capital Corp. is a holding company that intends to operate through several wholly owned subsidiaries. These subsidiaries will provide financing solutions to lower middle-market companies, which we define as businesses with revenues between $5 million and $50 million, with financing ranging from $3 million to $15 million. We will seek long-term equity appreciation through modest equity exposure that does not subject us to the risk of material capital loss. We intend to use the proceeds of this offering to invest in lower middle-market companies through our subsidiaries in a diversified portfolio of financial assets, including direct loans, convertible debt instruments, trade finance, structured credit, and preferred and common equity investments. We intend to pursue these opportunities and conduct our operations such that we and our subsidiaries will qualify for exemptions under the Investment Company Act of 1940.

The financial results of Hunting Dog Capital LLC contained herein reflect only the operations of the management company responsible for managing the Existing Funds and do not contain the results of the Existing Funds themselves. Going forward, Hunting Dog Capital LLC will operate as a wholly owned subsidiary of Hunting Dog Capital Corp. and, consequently, all management fees associated with the Existing Funds will accrue to the benefit of Hunting Dog Capital Corp. Hunting Dog Capital Corp. will, however, also be entitled to all income, net of expenses, generated from our subsidiaries capitalized with the proceeds of this offering. Consequently, the results of Hunting Dog Capital LLC contained herein will not be directly comparable to the future results of Hunting Dog Capital Corp.

Post-Offering Taxation and Expenses

After completion of this offering, we will become subject to U.S. federal, state, and local income taxes with respect to our taxable income at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, which we expect to be significant.

In addition, as a public company, we will be implementing additional procedures and processes for the purpose of complying with the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps, among others, (a) additional directors’ and officers’ liability insurance, (b) directors’ fees, (c) transfer agent fees, (d) salary expenses for additional accounting, legal and administrative personnel, and (e) increased auditing and legal fees.

Key Performance Indicators

To evaluate the performance of our business, we intend to use a variety of financial and performance measures. These key measures include revenue, operating income, net income, return on equity, and dividend yield.

Discussion and Analysis of Results of Operations

The following tables summarize key components of our results of operations for the periods indicated:

Comparison of six months ended June 30, 2015 and June 30, 2014

Revenues

For the six months ended June 30, 2015, total revenue was approximately $0.7 million, an approximately $0.1 million, or 17.1%, increase over the approximately $0.6 million of total revenue for the six months ended June 30, 2014. The increase was primarily attributable to an approximately $0.1 million increase in management fees. The increase in management fees was primarily attributable to additional capital commitments by the limited partners in Fund III. The increase in management fees during the six months ended June 30, 2015 was partially offset by a decrease in other income during the six months ended June 30, 2015.

Expenses

For the six months ended June 30, 2015, total expenses increased by approximately $0.2 million, or 68.7%, to approximately $0.4 million from $0.2 million for the six months ended June 30, 2014. The increase in total expenses was primarily attributable to a $0.2 million increase in compensation and benefits from $0.1 million for the six months ended June 30, 2014. The increase in compensation and benefits was principally due to an increase in total employees.

Net Income

As a result of the $0.1 million increase in revenue and an increase of $0.2 million in total expenses, net income for the six months ended June 30, 2015 was $0.3 million, compared to net income of $0.3 million during the six months ended June 30, 2014, materially similar results.

Comparison of fiscal years ended December 31, 2014 and December 31, 2013

Revenues

For the fiscal year ended December, 2014, total revenue was approximately $1.3 million, a $0.6 million, or 76.5%, increase over the $0.7 million of total revenue for the fiscal year ended December 31, 2013. The increase was attributable to a $0.5 million increase in management fees, which was primarily due to an increase in capital commitments from the limited partners in Fund III.

Expenses

For the fiscal year ended December 31, 2014, total expenses increased by approximately $0.3 million, or 96.2%, to approximately $0.5 million from $0.3 million for the fiscal year ended December 31, 2013. The increase in total expenses was primarily attributable to a $0.2 increase in compensation and benefits from $0.1 million for the fiscal year ended December 31, 2013. The increase in compensation was principally due to an increase in total number of employees.

Net Income

As a result of the $0.6 million increase in total revenue as compared to the $0.3 million increase in total expenses, net income for the fiscal year ended December 31, 2014, was $0.8 million, or a 64.7% increase, compared to net income of $0.5 million during the fiscal year ended December 31, 2013.

Summary of Cash Flows

Our primary sources of liquidity and capital have been cash provided from operating activities and cash on hand.

The following table and discussion presents, for the periods indicated, a summary of our key cash flows from operating, investing, and financing activities:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2013	2015	2014

($ actual)			(Unaudited)
Cash Flows from Operating Activities
Net Income	$754,408	$458,105	$255,663	$327,012
Adjustments to reconcile net income to net cash provided by operating activities:
Change in unrealized appreciation of investment	3,607	(3,607)	-	-
Gain on sale of investment	(3,607)	-	-	-
Change in operating assets and liabilities
Prepaid rent	(5,000)	-	(4,326)	(4,100)
Due from affiliates	(32,491)	81,171	31,932	2,888
Deferred revenue	-	-	331,534	281,173
Accrued expenses	(15,018)	19,750	(4,732)	(19,750)
Expense deposits received in advance	53,524	-	(27,117)	-
Tenant security deposit	4,900	-	(1,000)	4,900
Net cash provided by operating activities	760,323	555,419	581,954	592,123

Cash Flows from Investing Activities
Net cash provided by investing activities
Change in restricted cash	-	4,941	-	-
Proceeds from sale of investment	4,357	-	-	-
Net cash provided by investing activities	4,357	4,941	-	-

Cash Flows from Financing Activities
Net cash used in financing activities,
Distributions paid	(737,500)	(545,581)	(452,500)	(482,500)

Net increase in cash	27,180	14,779	129,454	109,623

Cash:
Beginning	28,020	13,241	55,200	28,020

Ending	$55,200	$28,020	$184,654	$137,643

Operating Activities

For fiscal 2014, net cash provided by operating activities was $0.8 million, compared to $0.6 million for fiscal 2013, an increase of $0.2 million, primarily due to an increase in revenue attributable to an increase in management fees.

For the six months ended June 30, 2015, net cash provided by operating activities was $0.6 million, compared to $0.6 million for the six months ended June 30, 2014, materially similar results. Lower net income, which resulted from increased compensation and benefits expense, was offset by an increase in deferred revenue.

Investing Activities

For fiscal 2013, fiscal 2014, and the six months ended June 30, 2014 and 2015, there was no material cash provided by or used in investing activities.

Financing Activities

For fiscal 2014, net cash used in financing activities was $0.7 million, compared to $0.5 million for fiscal 2013, an increase of $0.2 million, due to an increase in distributions to the managing members.

For the six months ended June 30, 2015, net cash used in financing activities was $0.5 million, attributable to distributions paid to the managing members. For the six months ended June 30, 2014, net cash used in financing activities was $0.5 million, attributable to distributions paid to the managing members.

Contractual Obligations

The following table and discussion presents contractual obligations and commercial commitments as of December 31, 2014.

	Payments due by period
	Fiscal Year Ending December 31,
	Total	2015	2016	2017
Lease obligations	$407,753	$193,078	$198,129	$16,546

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements included elsewhere in this offering circular. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies are the most difficult management decisions, as they involve the use of significant estimates and assumptions as described above. For a complete summary of our significant accounting policies, see the notes to the financial statements included elsewhere in this offering circular.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an EGC, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are adopted.

Quantitative and Qualitative Disclosure of Market Risks

Our primary exposure to market risk is related to our role as investment advisor to our investment funds, and to the sensitivity to movements in the fair value of the investments of such funds, including the effect on management fees. In addition to the risks disclosed below, we are subject to risks associated with the possible loss of the services of Messrs. Allick or Blankfort. See “Risk Factors - Our income associated with Existing Funds may be reduced or eliminated earlier than anticipated due to the loss of certain key persons under the Existing Funds or repayments of principal without the opportunity to redeploy such capital.”.

Effect on Management Fees

Management fees are generally based on a defined percentage of the value of the Existing Funds’ commitments and assets. Management fees may be affected by changes in the market value of our funds’ underlying investments.

The overall impact of the change in market value of investments held by the Existing Funds is mitigated by a number of factors, including the fact that investments held by the Existing Funds are held to maturity and valued at par. However, investments may become impaired and decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets, such as labor shortages or increased production costs and competitive conditions within an industry.

Assuming a 10% increase or decrease in fair value of the Existing Funds’ investments as of June 30, 2015, we calculated a commensurate increase or decrease in annual management fees earned of approximately $64,000.

Valuation of Investments

We generally intend to invest in illiquid financial assets, including debt and equity investments in lower middle-market companies. Investments for which market quotations are readily available will be valued using market quotations, generally obtained from an independent pricing service or one or more broker-dealers or market makers. Debt and equity securities for which market quotations are not readily available or are not considered to be the best estimate of fair value will be valued at fair value as determined in good faith by our management. Because we expect that there will not be a readily available market value for many of the investments in our portfolio, it is expected that many of our investments’ values will be determined in good faith by our management in accordance with a documented valuation policy in accordance with GAAP. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

BUSINESS

Overview of Hunting Dog Capital Corp.

Hunting Dog Capital Corp. is a holding company that intends to operate through several wholly owned subsidiaries. These subsidiaries will primarily provide financing solutions to lower middle-market companies, which we define as businesses with revenues between $5 million and $50 million, with financing ranging from $3 million to $15 million. We will seek long-term equity appreciation through modest equity exposure that does not subject us to the risk of material capital loss. We intend to use the net proceeds of this offering to invest, through our subsidiaries, in a diversified portfolio of financial assets, including direct loans, convertible debt instruments, trade finance, structured credit, and preferred and common equity investments, issued by or relating to lower middle-market companies. We intend to pursue these opportunities and conduct our operations such that we and our subsidiaries will qualify for exemptions under the Investment Company Act of 1940.

Additionally, as part of this offering, we will acquire Hunting Dog Capital LLC, an investment manager to lower middle-market private debt funds. Hunting Dog Capital LLC will become our wholly owned subsidiary and continue to manage the Existing Funds, whose assets under management total approximately $83 million as of the date of this preliminary offering circular. As a result, we will be entitled to receive the management fees associated with Hunting Dog Capital LLC’s management of each of the Existing Funds. We will not, however, be entitled to receive any incentive fees associated with the operating performance of the Existing Funds. Instead, certain of our directors and executive officers will continue to be entitled to receive those incentive fees. As of June 30, 2015, Hunting Dog Capital LLC and its founders (before formal inception of Hunting Dog Capital LLC) have generated a gross IRR of approximately 16.4% across all their historical and existing portfolio companies, without the use of leverage, and without any material realized capital gains. Fund II and Fund III have generated a collective gross IRR of approximately 17.4% as of June 30, 2015. Gross IRR reflects historical results relating to our past performance and is not necessarily indicative of our future results. In addition, because of our different investment strategy, past results are not necessarily indicative of the results that we may achieve from the financings we anticipate funding with the net proceeds of this offering. These returns were generated exclusively by making senior secured term-loans to lower middle-market companies. These loans are characterized by two common traits:

•	They are all secured by tangible collateral, the value of which typically exceeds the amount of the loan; and
•	The borrowers typically have significant at-risk equity.

We intend to use the net proceeds of this offering to capitalize our wholly owned subsidiaries. Our wholly owned subsidiaries will deploy this capital in various forms of financing to lower middle-market companies, which are generally unable to access sufficient amounts of traditional financing, such as bank debt or private equity on terms acceptable to their owners. We believe U.S.-based lower middle-market companies represent a market both underserved by institutional capital, and capable of generating favorable risk-adjusted returns for investors. We believe that historically, however, access to these opportunities has been limited, such that individual and institutional investors have been unable to participate in this market segment efficiently while maintaining properly diversified portfolios. The significant time and effort required and the cost of sourcing new opportunities among lower middle-market companies are disproportionately high relative to the typically small transaction size. Since its inception in 2006, however, Hunting Dog Capital LLC has developed a proprietary transaction-referral network that consists of over 7,000 sources that specialize in raising capital for this market segment. This network provides Hunting Dog Capital LLC access to hundreds of opportunities on an annual basis, enabling us to maintain a high level of selectivity in those opportunities we pursue. We intend to use this network of sources to enable us access to opportunities to finance the needs of lower middle-market companies in transactions that fit within our investment strategy. Our objective is to become the capital partner of choice to lower middle-market companies, and to consistently generate favorable risk-adjusted returns to our shareholders through both current income and long-term capital gains. Our investment strategy will primarily focus on structured finance, involving the advancement of capital backed by tangible collateral, including real estate, inventory, trade receivables, machinery, and equipment, among other assets that can be liquidated in the event of ongoing, unremedied negative events. We intend to implement our investment strategy by focusing exclusively on lower middle-market companies, appropriately structuring financings to mitigate the risk of principal loss, and continuing to grow our transaction-referral network aggressively. We believe these opportunities will persist for the foreseeable future.

Hunting Dog Capital LLC

Upon completion of the Transactions, Hunting Dog Capital LLC will become a wholly owned subsidiary of Hunting Dog Capital Corp. Hunting Dog Capital LLC will continue to manage the Existing Funds, whose assets under management total approximately $83 million as of the date of this preliminary offering circular. The Existing Funds consist of HD Special-Situations II, LP and HD Special-Situations III, LP.

•	Benefits for Hunting Dog Capital Corp. Shareholders: Hunting Dog Capital Corp. will be entitled to 100% of the management fee income of the Existing Funds. Interest and other income from the Existing Funds, as well as exposure to any other gains or losses will accrue to the Existing Funds’ general partners and limited partners, whose capital was used to acquire the Existing Funds’ assets.

•	Structure of the Existing Funds: The funds use private equity structures whereby capital is called as transactions are consummated. With respect to Fund II, Hunting Dog Capital LLC is entitled to a management fee equal to 2% per annum on the value of each limited partner’s invested capital. For the remainder of Fund III’s investment period, Hunting Dog Capital LLC is entitled to a 2% per annum management fee on capital committed by limited partners with commitments under $10 million, and a 1.75% per annum fee on capital committed by limited partners with commitments of at least $10 million. Following the expiration of Fund III’s investment period, Hunting Dog Capital LLC will be entitled to a 2% per annum management fee on the value of investments attributable to limited partners with commitments under $10 million and a 1.75% per annum fee on the value of investments attributable to limited partners with commitments of at least $10 million.

Fund II is 100% invested and in a harvest period in which repayments of principal by borrowers are returned to investors. To the extent principal is returned to investors, the management fees associated with that principal will decline. We expect this principal to be returned over the course of 2016 and 2017 in its entirety, ratably reducing the associated management fees. Fund III is        % invested and we anticipate deploying the remaining commitments in the near term. To the extent capital is repaid by borrowers before the end of the investment period (January 31, 2017), Hunting Dog Capital LLC has the right to redeploy that capital in new transactions. When the investment period is over, capital repaid by borrowers will generally be returned to investors.

•	Assets and Investors: The Existing Funds hold ten discrete loans to eight borrowers and one control equity position, consisting of approximately $83 million of assets under management as of the date of this filing. The Existing Funds do not have specific, favored industry sectors, but rather focus on borrowers with tangible collateral, the forced and/or orderly liquidation value of which exceeds the principal amount of the loan. In addition, borrowers must have a material amount of paid-in equity or retained earnings when compared to the loan amount. We believe both these characteristics significantly mitigate risk. The investors in the Existing Funds consist of institutional investors, including funds-of-funds, family offices, and asset managers, as well as ultra-high net worth individuals.

•	Returns and their Sources: As of June 30, 2015, the Existing Funds were generating gross and net returns on called capital of approximately 17.4% and 12.6%, respectively. We have historically targeted net returns on called capital in the Existing Funds of 12-15%. We generate returns in these funds by making senior secured term-loans with interest rates typically between 11% and 15%, origination fees of approximately 3%, and default interest, when necessary, of 4% in excess of the stated interest rate, as well as amendment and other periodic fees.

Market Opportunity

We believe lower middle-market companies are often unable to access the type and quantity of growth capital available to larger companies, which can rely on efficient, well-developed U.S. and international capital markets to raise capital. We have identified two factors that we believe are primarily responsible for this limited access: first, small transaction sizes and fragmentation within the capital markets for lower middle-market companies; and second, the increasingly complex regulatory environment for the nation’s regulated financial services businesses, especially commercial banks.

The U.S. capital markets are among the world’s most developed, efficient, and transparent. They are also increasingly highly regulated due to the size, interrelationships, and systemic importance of their participants. The capital pools served by major investment banks are large, typically managed by small groups, and hence predisposed to pursue larger transactions to reap efficiencies from their own investment platforms. Major investment banks similarly prefer to employ smaller, nimble teams to pursue fewer, larger fee opportunities. Commercial and investment banks alike, in search of efficiencies and to accommodate increasing regulation more readily, favor larger transactions concentrated across a smaller number of high-quality clients. Smaller transactions, such as those that we pursue, are inefficient for the vast majority of institutional capital providers and investors, and do not generate the requisite level of fee income for most major investment banks. Consequently, U.S. capital markets generally function best for larger companies engaging in larger transactions than for lower middle-market companies seeking smaller amounts of capital. The lower middle-market segment of the U.S. capital markets is characterized by significant fragmentation among companies, advisors, and capital providers. For perspective, according to U.S. Census data from 2012, there are approximately 322,000 companies that generate between $5 and $50 million in annual receipts. In contrast, there are only approximately 22,000 companies in the U.S. that generate receipts of $100 million or more on an annual basis. Generally, the capital markets accessible by businesses generating lower receipts are significantly less developed than those serving larger entities with larger transaction sizes. However, because of the number of businesses operating in the lower middle-market segment, there is significant transaction volume, although less publicized, and effectively “uninvestable” as an asset class by the majority of larger capital providers.

As a result, lower middle-market companies are forced to seek capital either on their own or through the types of advisors that comprise our transaction-referral network, but in any case without the benefit of developed, transparent capital markets. We believe the best lower middle-market opportunities arise from businesses that generate between $5 million and $50 million of receipts annually, a market that in 2012 generated estimated total receipts of approximately $4.3 trillion, or approximately 13% of the estimated total business receipts in the United States.

By comparison, the market of approximately 22,000 firms that generated $100 million or more in estimated receipts is significantly larger – over 5 times – as measured by total estimated receipts at $23.4 trillion.

Source: US Census Bureau; 2012 County Business Patterns and 2012 Economic Census; Number of Firms and Estimated Receipt Sizes for the United States; generated by Hunting Dog Capital Corp.; using American FactFinder; http://www.census.gov/econ/cbp/; (22 June 2015).

1Receipts (net of taxes for customers and clients) are defined as operating revenue for goods produced or distributed, or for services provided.

Using estimated receipts as an approximation for transaction opportunities, we believe that this dynamic, in conjunction with a complex regulatory environment for banks, explains why U.S. capital markets participants frequently choose to focus on larger transactions with far fewer firms. Opportunities are more easily identified and capital can more easily be deployed at significant scale, explaining in part why capital markets appear to favor fewer, larger participants, and, concomitantly, to ignore numerous opportunities among lower middle-market companies.

Competitive Advantages

We believe that we are uniquely positioned to deliver favorable anticipated cash dividends to shareholders, coupled with long-term growth and a focus on capital preservation driven by the following:

•	Management’s Focus on and Experience with Senior Secured Term-Loans to Lower Middle-Market Companies

We believe there are very few groups with an investment strategy for lower middle-market companies similar to ours. Our management has operated the Existing Funds, lending exclusively to lower middle-market companies on a senior secured basis, structuring non-amortizing term-loans with a one-year make-whole provision (a requirement that the borrower pay at least one full year’s worth of interest regardless of the length of time the loan is outstanding) and with no prepayment penalty. They have sought and found companies with appropriate tangible collateral and significant at-risk equity. The Existing Funds have operated without the use of any leverage, nor have they bought or sold investments to generate returns. We believe our focus on, and strategy within, this asset category is differentiated, and that the category is generally underserved by the broader capital markets. We believe our management’s experience operating the Existing Funds will be valuable in structuring transactions for Hunting Dog Capital Corp., maintaining capital preservation as a core tenet, while simultaneously enabling us to generate favorable anticipated cash dividends and long-term capital growth.

•	Our Reputation Among our Clients and the Community of Advisors Focused on Lower Middle-Market Opportunities

We believe that our management’s reputation among our clients and the community of advisors focused on lower middle-market companies is excellent, and that it is known for dependability in closing transactions according to agreed-upon terms, as well as for flexibility and commitment to working with clients, especially during times of transition or other special situations.

•	Our Transaction-Referral Network and Attendant Deal Flow

We believe one of our greatest strengths is the proprietary network of over 7,000 transaction-referral sources Hunting Dog Capital LLC has cultivated over the course of the last ten years. These sources consist of many regional and boutique investment banks in the United States, hundreds of self-employed investment bankers/advisors, as well as attorneys, accountants, auditors, business brokers, and other financial professionals. Additionally, our network includes numerous partners at both sponsored and sponsorless lower middle-market private equity funds. We believe transaction volume is predicated in part on market dynamics, but we will attempt to cultivate our network constantly, making it aware of our transaction parameters and ensuring that we respond to all outreaches. We will carefully monitor the flow of transaction opportunities we receive, in which Hunting Dog Capital has seen significant long-term growth. In 2012, its network referred 121 transaction opportunities with a gross value of approximately $1.5 billion to Hunting Dog Capital LLC. For the six months ended June 30, 2015, Hunting Dog Capital LLC saw 126 transaction opportunities with a gross value of approximately $1.6 billion. We believe our predecessor’s efforts with members of its network will result in continued growth in transaction-opportunity volume, and enable us rapidly to avail ourselves of opportunities appropriate for Hunting Dog Capital Corp.’s investment strategy.

Our management has expended significant time and resources to educate the network regarding the types of transactions we seek, and we believe this network is unique, and would be difficult and time-consuming for potential competitors to replicate. Consequently, we believe that Hunting Dog Capital Corp. will benefit from our management’s efforts to cultivate Hunting Dog Capital LLC’s network and the types of transactions to which we will have access as a result.

•	The Existing Funds and their Associated Income Stream

Hunting Dog Capital Corp. will immediately benefit from the entirety of the management fees associated with the Existing Funds, which are currently estimated at $      million per year. Shareholders will not, however, be entitled to any incentive fees attributable to the Existing Funds. We believe the management fees associated with the Existing Funds will be sufficient to cover the majority of costs associated with the management and overhead of the Company, including the costs of being a public company. This means that the majority of post-tax income resulting from capital deployed by Hunting Dog Capital Corp. will be available for dividends or reinvestment for the benefit of Hunting Dog Capital Corp. shareholders.

•	Our Motivated, Experienced Management Team

Our senior management team has extensive experience in the structuring and management of portfolios of lower middle-market investments across the capital structure, as well as broad, relevant investment banking experience in capital markets, mergers, acquisitions, and restructurings. After the completion of the Transactions, our senior management team will have aggregate beneficial ownership in Hunting Dog Capital Corp. of approximately        %, which we believe aligns management’s interests with those of shareholders. Messrs. Allick and Blankfort have also jointly committed 2% of the total limited partners’ commitments in the Existing Funds; their interests are currently valued at approximately $1.9 million (as of June 30, 2015), including their original cash contributions and their deferred incentive fees.

•	Funding Criteria

Hunting Dog Capital LLC has historically sought, and we will continue to seek, financing opportunities with lower middle-market clients that have significant tangible assets – e.g., cash, accounts receivable, inventory, machinery, equipment, and real estate — whose owners also have significant “at-risk” equity, typically in the form of significant paid-in capital or retained earnings. We believe these opportunities are particularly compelling among lower middle-market companies, but they are frequently overlooked or ignored by institutional investors because of their size and relative complexity.

•	Rigorous Due Diligence

Our management is highly experienced in performing due diligence on the types of financings in which we anticipate the Company will engage. We will draw on their deep, diverse set of skills in performing thorough financial, operational, and legal due diligence in each of our transactions, and we will also engage a variety of highly skilled third parties to supplement our team’s efforts. These third parties frequently provide industry-specific expertise, legal advice, assistance with asset appraisals, and assistance with real estate-related due diligence. We believe our management’s due diligence process in connection with Hunting Dog Capital LLC’s investments to have been rigorous and to have been a significant contributor to its historical record of zero material losses of principal across the Existing Funds. We will continue to employ this process at Hunting Dog Capital Corp.

•	Structuring

We intend to seek opportunities sourced through our transaction-referral network to fund lower middle-market companies through the purchase of trade receivables, making term-loans to select borrowers to finance inventory, services, equipment and the like, as well as making certain real estate-related loans. Where possible, we will secure blanket liens on assets not related to a financing provided by one or more of our subsidiaries to further mitigate risk of capital loss. Hunting Dog Capital LLC has historically structured all its transactions with covenants that typically become more stringent over time. We believe this has served to solicit the most realistic forward projections from clients, and as a result has protected the limited partners in the Existing Funds, and will protect the shareholders of Hunting Dog Capital Corp. Additionally, we intend to structure all our future transactions in compliance with the exemptions from regulation available under the Investment Company Act (see “Investment Company Act Considerations” below).

•	Monitoring

Our management has historically monitored all transactions very closely and intends to continue to do so. As part of this monitoring process, our management has historically required, and we will require in the future, full monthly financial reporting from our clients, including commentary from management on the prior month’s results, a certification of compliance signed by an executive officer, and in most cases, monthly update calls or in-person meetings to review results. We believe these practices assist us in keeping abreast of our financings as near to real-time as possible, alerting us to issues that may arise with clients in sufficient time to react accordingly.

•	Increasing Sophistication of Lower Middle-Market Companies Resulting From Rapidly Evolving Technology

Based on our management’s experience, as well as the opportunities presented to Hunting Dog Capital LLC by the transaction-referral network, we believe that lower middle-market companies are increasingly technologically and organizationally sophisticated. Widespread availability and decreasing costs of computing, data analysis, communications, and enterprise resource planning systems have enabled lower middle-market companies to operate on par with larger peers for whom this infrastructure is more expensive and cumbersome to deploy, especially against the backdrop of legacy systems. Given our requirements for frequent data and regular monitoring of our investments, these advances have materially reduced the onus on the management teams of our investments. We believe this also serves to mitigate the risks associated with investing in this asset class to a degree not previously possible.

Credit Facility

In connection with this offering, we anticipate that Hunting Dog Capital Corp. or one or more of its subsidiaries will obtain a credit facility, which we refer to as the “Credit Facility.” The actual terms of the Credit Facility will depend on the results of negotiations with lenders.

The Credit Facility is expected to provide for a revolving line of credit. We anticipate that borrowings under the Credit Facility will bear interest, at our option, at either the prime rate or the London Interbank Offered Rate (“LIBOR”), plus an applicable margin.

The Credit Facility is expected to be secured by a first-priority security interest in substantially all the assets of the Company. We anticipate that obligations under the Credit Facility will also be guaranteed by each of the Company’s wholly owned domestic subsidiaries (with certain exceptions).

We expect that the Credit Facility will contain a number of covenants that, among other things, will restrict the Company’s ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself; engage in businesses that are not in a related line of business; and engage in transactions with affiliates.

Investment Company Act Considerations

We anticipate conducting our operations so that we and our subsidiaries may avail ourselves of exemptions under the Investment Company Act, and/or will not otherwise be subject to regulation as an investment company under the Investment Company Act. See “Offering Circular Summary–Investment Company Act Considerations.”

Transaction-Opportunity Allocation

Under the terms of Fund III’s limited partnership agreement, Fund III’s general partner or any of its affiliates, which include members of our management, may not serve as the manager of a fund with investment objectives similar to those of Fund III until the earliest of (i) the termination of Fund III’s investment period, or (ii) the date on which at least 80% of Fund III’s commitments have been invested. Until such time, management may be required to allocate lower middle-market direct lending opportunities to Fund III that would otherwise be appropriate for Hunting Dog Capital Corp. Going forward, management from time to time will make determinations regarding the allocation of, or co-investment in, lower middle-market direct lending opportunities among Hunting Dog Capital Corp. and its subsidiaries and other funds that Hunting Dog Capital LLC may manage in the future. These determinations will be made on a case-by-case basis in management’s best judgment and in consideration of the investment objectives of the funds managed by Hunting Dog Capital LLC, as well as the exemptions from regulation availed of by the Company and its subsidiaries under the Investment Company Act. We intend to adopt procedures to assist in determining allocations and whether to co-invest, but certain allocations or co-investments could present conflicts of interest.

Competition

We attempt to find opportunities to deploy capital where there is little or no competition, and we believe lower middle-market companies represent the best market for those opportunities. Competition does, however, come from various providers of financing to lower middle-market companies. These providers include, and could in the future include, certain specialty and commercial finance companies, business development companies, commercial and investment banks, private investment funds, private mezzanine funds, factoring companies, insurance companies, and other equity and non-equity based investment funds. Many of these existing and potential competitors have, or could have, substantially greater financial resources than we do. We will, however, continue to seek opportunities that we believe have little or no competition.

Employees

Currently, Hunting Dog Capital Corp. has five employees. At a corporate level, we use a network of third-party resources for functions such as fund administration, accounting, tax, and legal services. For all our transactions, we also use a similar network for due diligence, appraisals, accounting, and other related services. We also intend to add personnel to our staff after completion of this offering.

Properties

Our primary offices are located at One Maritime Plaza, Suite 825, in San Francisco, California, where we are a sub-tenant to a lease of approximately 2,500 square feet of office space. We believe our leased facilities are adequate for us to conduct our business.

Legal Proceedings

We are not currently subject to any legal proceedings. In the future, however, we may be involved in litigation arising from operations in the normal course of business or otherwise.

MANAGEMENT

Our business and affairs will be managed under the direction of our board of directors. Our board of directors will appoint our officers, who serve at the discretion of the board of directors. The responsibilities of the board of directors include, among other things, oversight of our operations, oversight of our financing arrangements, and the establishment of corporate governance principles. The board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary.

Executive Officers and Directors

Below is a list of the names and ages, as of October 23, 2015, of the individuals who will serve as the executive officers and directors of Hunting Dog Capital Hunting Dog Capital Corp. following the completion of this offering and the Transactions, and the business experience of each of them.

Name	Age	Position
Christopher Allick	61	Chief Executive Officer and Chairman of the Board
Todd Blankfort	45	President and Director
Paul Clausing	39	Chief Financial Officer
Thomas Boudakian	67	Director
Roger Mehle	73	Director
Paul Nora, Jr.	54	Director
Robert Thompson	67	Director

Biographical Information

Independent Directors

Thomas Boudakian is a prospective director. Mr. Boudakian is a private consultant for WAFRA Investment Advisory Group. Previously he served as a founding partner of WP Global Partners, an investment management firm. Before joining WP Global, he was a principal at Froley Revy, a Los Angeles based convertible bond management firm. Before joining Froley Revy, Mr. Boudakian served as senior vice president at Drexel Burnham Lambert in the high yield and convertible bond group from 1979 to 1990. While at Drexel, he was a key participant in building the U.S. convertible department and also initiated the firm’s Euro bond trading operation, which eventually led to creating a U.S. high-yield operation in London.

Mr. Boudakian earned an MBA in finance from the New York University School of Business and a BA in Political Science from the University of Pittsburgh.

Mr. Boudakian was invited to be a member of our board of directors because of his leadership roles and his knowledge and experience in finance.

Roger Mehle is a prospective director. Mr. Mehle was previously the Chief Financial and Administrative Officer of The First Boston Corporation, head of the Public Finance Department of Dean Witter Reynolds, and head of the Financial Institutions and Markets Division of the Paine Webber Capital Markets Group. He is currently the Chairman and Chief Executive Officer of Achates Capital Advisors LLC, an investment banking firm, and a principal in The Mehle Law Firm PLLC.

Mr. Mehle has held two Presidential appointments. In 1981, he was appointed as Assistant Secretary of the Treasury for Domestic Finance, a position in which he was responsible for the formulation of the Reagan Administration’s policy for U.S. financial institutions, including securities firms, banks, savings and loan associations, and credit unions. In 1986, President Reagan appointed him as the first chairman of the newly created Federal Retirement Thrift Investment Board, the agency responsible for administering the Federal employees’ Thrift Savings Plan, a 401(k)-type retirement plan. Subsequently, he served as the agency’s Executive Director, its chief executive officer.

Mr. Mehle is a member of the Bars of the District of Columbia and New York, the U.S. District Courts for the District of Columbia and New York, the U.S. Courts of Appeals for the D.C. Circuit and the Second Circuit, and the U.S. Supreme Court. He graduated from the U.S. Naval Academy, later earning an MBA in international finance from the New York University School of Business and a JD from the Fordham University School of Law, where he was a member of the Law Review. He is a retired Lieutenant Commander in the U.S. Naval Reserve, having served for six years in the nuclear submarine Navy.

Mr. Mehle was invited to be a member of our board of directors because of his leadership roles and his knowledge and experience in finance and law.

Paul F. Nora, Jr. (“PJ”) is a prospective director. Mr. Nora has been a partner of KCA Partners, Ltd. since co-founding it in 1993. KCA Partners is a private equity firm focused on control-oriented investments in lower middle-market companies. The firm targets select industries and seeks long-term growth, both organically and via acquisition. Mr. Nora sits on the boards of Griplock Systems, LLC, Estate Cheese Group, LLC, Equator Coffees and Teas, Inc. and Silicon Valley Colocation, LLC. He is also the managing member of an affiliate of KCA Partners which makes non-control investments. Mr. Nora is a member of the board of directors of the DAPER Fund at Stanford University.

Mr. Nora earned an MBA from the Harvard Business School and a BA from Stanford University.

Mr. Nora was invited to be a member of our board of directors because of his leadership roles and his knowledge and experience in finance and business strategy.

Robert Thompson is a prospective director. Mr. Thompson retired from Dodge & Cox, where he served for more than two decades as a shareholder, portfolio manager, and a member of the Fixed Income Investment Policy Committee. Mr. Thompson is a Board member of the United Way of the Bay Area, a Trustee of Mills College, President of the Bay Area Financial Education Foundation, and the Chair of the City of Orinda’s Financial Advisory Committee. He is a Chartered Investment Counselor and holds the Chartered Financial Analyst designation; he is a past president of the CFA Society of San Francisco. Before his career at Dodge & Cox, Mr. Thompson worked at Salomon Brothers, Lehman Brothers, and Drexel Burnham Lambert in their fixed income departments.

Mr. Thompson received his AB and MBA degrees from Stanford University. He served in the United States Navy as a nuclear submarine officer.

Mr. Thompson was invited to be a member of our board of directors because of his leadership roles and his knowledge and experience in finance.

Interested Directors

Christopher Allick will prospectively serve as Chief Executive Officer and Chairman of the board of directors of Hunting Dog Capital Corp. Mr. Allick has been a managing member of Hunting Dog Capital LLC since co-founding it with Mr. Blankfort in 2006. Mr. Allick previously founded boutique investment bank Instream Partners in 2000, thereafter founding Instream Capital LLC in 2004 to make short-term, secured, special-situations loans similar to those made by Hunting Dog Capital LLC.

Before founding Instream Partners LLC, Mr. Allick spent over 20 years in the investment banking industry where pioneered several structured finance products used primarily by financial institutions to assist in managing high-yield debt portfolios. In 1990, Mr. Allick helped found the corporate finance department at Jefferies & Company, Inc. (subsequently acquired by Leucadia National Corporation), of which he acted as co-head until 2000. From 1986 until 1990, Mr. Allick was a managing director and co-head of financial institutions coverage in the investment banking department of Drexel Burnham Lambert in Beverly Hills. Mr. Allick began his career in the investment banking division of Dean Witter Reynolds in New York.

Mr. Allick earned an MA in economics from York University and a BA in Economics and English literature from the University of Colorado Boulder. He is a member of the FINRA Dispute Resolution Board of Arbitrators.

Mr. Allick will be a member of our board of directors because of his leadership role in the creation of the Company and his knowledge and experience in the financing of lower middle-market companies.

Todd Blankfort will prospectively serve as President and a member of the board of directors of Hunting Dog Capital Corp. Mr. Blankfort has been a managing member of Hunting Dog Capital LLC since co-founding it with Mr. Allick in 2006. Mr. Blankfort was previously a managing member of Instream Capital LLC, with responsibility for originating, evaluating, and structuring investment opportunities, having joined Mr. Allick at Instream Partners LLC as a Vice President in 2002. Before joining Instream Partners LLC, Mr. Blankfort was an Associate Director with UBS Warburg LLC in its investment banking division, working primarily with software companies. Previously, he worked for Veronis Suhler Stevenson, executing primarily mergers and acquisitions advisory assignments in the consumer publishing field. Mr. Blankfort also spent two years in the real estate corporate finance group at Citicorp Securities.

Mr. Blankfort earned an MBA, with distinction, from the University of Michigan (Ross School of Business) and a BA, cum laude, in economics from the University of Pennsylvania.

Mr. Blankfort will be a member of our board of directors because of his leadership role in the creation of the Company and his knowledge and experience in the financing of lower middle-market companies.

Non-director Executive Officer

Paul Clausing will prospectively serve as Chief Financial Officer of Hunting Dog Capital Corp. Mr. Clausing was appointed a managing director of Hunting Dog Capital LLC in 2015, having joined as a director in 2014. Mr. Clausing previously held a senior financial operating role at Velti plc, a software company acquired by GSO Capital Partners LP (a division of The Blackstone Group). Before Velti, Mr. Clausing spent approximately ten years at Jefferies & Company, Inc., in its investment banking division, assisting technology, media, and telecom clients with debt and equity issuances, mergers and acquisitions, and restructurings valued at over $8.5 billion. Mr. Clausing also assisted in integrating Jefferies’ capital markets platform with Broadview International after its acquisition by Jefferies. Mr. Clausing began his career as an investment banking analyst at ING Barings.

Mr. Clausing earned a BS in management with a concentration in finance, magna cum laude, from Boston College and holds the Chartered Financial Analyst designation.

Composition of our Board of Directors

Our board of directors will consist of six members, four of whom will be classified under applicable NASDAQ listing standards as “independent directors.” In accordance with our restated certificate of incorporation, which will be in effect upon the closing of this offering, each member of our board of directors will serve a three year term. Our restated certificate of incorporation gives our board of directors sole authority to appoint members to fill vacancies created either through an increase in the number of directors or the resignation, removal or death of any director.

When considering whether directors and nominees have the experience, qualifications, attributes, and skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as set forth in each director’s biography above. We believe that our directors provide an appropriate mix of experience and skills relevant to the nature of our business.

Communications with the Board

Stockholders or other interested persons may send written communications to the members of our board of directors, addressed to Board of Directors, c/o Hunting Dog Capital Corp., One Maritime Plaza, Suite 825, San Francisco, California 94111. All communications received in this manner will be delivered to one or more members of our board of directors.

Corporate Governance

Director Independence

Before completion of this offering, our board of directors will undertake a review of the independence of our directors and consider whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out his responsibilities. Our board of directors will affirmatively determine that Messrs. Boudakian, Mehle, Nora, and Thompson are each an “independent director,” as defined under the corporate governance rules of the NASDAQ Capital Market (“NASDAQ Rules”).

Board Committees

Before completion of this offering, our board of directors will establish three standing committees – audit, compensation, and nominating and corporate governance – each of which will operate under a charter that will be approved by our board of directors. Current copies of each committee’s charter will be posted on our website,              . The information on any of our websites is deemed not to be incorporated in this offering circular or to be part of it.

Audit Committee

The audit committee will be responsible for, among other matters:

•	Appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
•	Discussing with our independent registered public accounting firm their independence from management;
•	Reviewing with our independent registered public accounting firm the scope and results of their audit;
•	Approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	Overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	Reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
•	Establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and
•	Reviewing with the independent directors any issues concerning audit matters that warrant their consideration.

Upon the completion of this offering, our audit committee will consist of Messrs.          ,          ,          and          with Mr.           serving as chair. Rule 10A-3 of the Exchange Act and NASDAQ Rules require us to have an audit committee composed entirely of independent directors. Our board of directors will affirmatively determine that Messrs.           ,          ,      and          meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and the NASDAQ Rules. In addition, our board of directors will determine that Mr.           qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee’s responsibilities will include:

•	Reviewing and the compensation of our directors, Chief Executive Officer, and other executive officers; and
•	Appointing and overseeing any compensation consultants.

Upon the closing of this offering, our Compensation Committee will consist of Messrs.          ,          ,          and          with Mr.           serving as chair. Our board of directors will determine that Messrs.          ,           ,         and           are independent under the NASDAQ Capital Market corporate governance rules, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s responsibilities will include:

•	Identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and
•	Developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Upon the closing of this offering, our Nominating and Corporate Governance Committee will consist of Messrs.          ,          ,           and          , with Mr.           serving as chair. Our board of directors will determine that Messrs.          ,          ,          and          are independent under the NASDAQ Rules.

Code of Business Conduct and Ethics

Before the completion of this offering, we will adopt a Code of Business Conduct and Ethics that applies to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, persons performing similar functions, and agents and representatives, including directors, officers, and consultants responsible for financial reporting. The full text of our Code of Business Conduct and Ethics will be posted on our website at              .

Board Leadership Structure and Risk Oversight

Our board of directors will combine the role of Chairman of the Board with the role of Chief Executive Officer. We believe this provides an efficient and effective leadership model for our Company. Combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

Our board of directors will be responsible for overseeing our risk management process. Our board of directors will focus on our general risk management strategy and the most significant risks facing us, and will oversee the implementation of risk mitigation strategies by management. Our board of directors will also be apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Director Compensation

See “Executive Compensation–Director Compensation.”

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. See “Cautionary Note Regarding Forward-Looking Statements.”

Employment Agreements

During 2014, we did not have employment agreements with any of our named executive officers. We do not intend to enter into employment agreements with any of our named executive officers in conjunction with this offering or subsequently.

Compensation Discussion and Analysis

Overview

We are a newly organized corporation that intends to operate through several wholly owned subsidiaries. These subsidiaries will provide financing solutions to lower middle-market companies. Our senior management team will consist of Messrs. Allick, Blankfort, and Clausing. We refer to these three officers as the named executive officers (“NEOs”).

Our executive compensation program will be designed to encourage our executive officers to think and act like our stockholders. The structure of the NEOs’ compensation arrangements and our incentive compensation programs will be designed to encourage and reward the following, among other things:

•	sourcing and pursuing investment opportunities in lower middle-market companies;

•	accomplishing our investment objectives;

•	ensuring we allocate capital in the most effective manner possible; and

•	creating shareholder value.

Executive Compensation Policy

Our performance-driven compensation policy will consist of the following three components:

•	Base salary;

•	Annual cash and/or stock bonuses; and

•	Long-term compensation pursuant to the 2015 Incentive Award Plan (the “Plan”).

We intend to design each NEO’s compensation package to reward the NEO for his or her contribution to us. This is not a mechanical process, and our Compensation Committee will use its judgment and experience, working in conjunction with our Chief Executive Officer, to determine the appropriate mix of compensation for each individual. Cash compensation consisting of base salary and discretionary bonuses tied to achievement of individual performance goals set by the Compensation Committee are intended to furnish incentives to NEOs to remain with us in their roles, and to work diligently to achieve our goals. Stock-based compensation may be awarded based on performance expectations set by the Compensation Committee for each individual and, over time, on his performance against those expectations. The mix of short-term and long-term compensation may sometimes be adjusted to reflect an individual’s need for current cash compensation and desire to retain his or her services.

Base salary. Base salary will be used to recognize particularly the experience, skills, knowledge, and responsibilities required of the executive officers in their roles. In connection with establishing the 2016 annual base salaries of the NEOs, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual before our formation, the assistance of each NEO in this initial public offering process, and the number of well-qualified candidates available in our area. In addition, we informally considered the base salaries paid to comparably situated executive officers and other competitive market practices. We did not use compensation consultants in connection with fixing base salaries or for any other purpose before the completion of this offering.

The salaries of the NEOs will be reviewed on an annual basis, as well as at the time of promotion or other changes in responsibilities. The leading factors in determining increases in salary level are expected to be relative performance, relative cost of living, and competitive pressures.

Annual cash and/or stock bonuses. Annual cash and/or stock bonuses will be used to reward individual performance during the year and can therefore be highly variable from year to year. These bonuses will be determined on a discretionary basis by the Compensation Committee, and will be determined for each NEO based upon individual performance and service goals set by our Compensation Committee, with our management’s input.

Long-Term Incentive Awards

We expect to use stock-based awards to (i) attract and retain key employees, (ii) motivate our employees by means of performance-related incentives to achieve long-range performance goals, (iii) enable our employees to participate in our long-term growth, and (iv) link our employees’ compensation to the long-term interests of our stockholders. The Compensation Committee, will determine the persons to receive stock-based awards. At the time of each award, the Compensation Committee will determine the terms of the award, including any performance period (or periods) and any performance objectives relating to the award.

2015 Incentive Award Plan

We intend to adopt the 2015 Incentive Award Plan (the “Plan”) before the completion of this offering, under which we may grant equity incentive awards to eligible service providers in order to attract, motivate, and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving, and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.     Our employees, consultants, and directors will be eligible to receive awards under the Plan. Following our initial public offering, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by the board of directors on the recommendation of our Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    An aggregate of             shares of our common stock will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires, or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration, or cash settlement, be used again for new grants under the Plan. The following shares, however, may not be used again for grants under the Plan: (1) shares tendered or withheld to satisfy grant or exercise-price or tax-withholding obligations associated with an option; and (2) shares purchased on the open market with the cash proceeds from the exercise of options.

The maximum number of shares of our common stock that may be subject to one or more awards granted to any person pursuant to the Plan during any calendar year will be            . Further, the maximum aggregate grant-date fair value of awards granted to any non-employee director during any calendar year will be $        .

Awards.      The Plan will provide for the grant of stock options, including incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), and restricted stock units (“RSUs”). No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

RSUs.     RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant if the plan administrator permits such a deferral. Conditions applicable to RSUs may be based on continuing service, the attainment of performance goals, and/or such other conditions as the plan administrator may determine.

Stock Options.     Stock options provide for the right to purchase shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital-gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance, and/or other conditions.

Certain Transactions.     The plan administrator will have broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, prevent the dilution or enlargement of intended benefits, and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will be able to make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of our Company (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume, or replace outstanding awards, then the administrator will be able to cause any or all of such awards to become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator will be able to cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Plan Amendment and Termination.     Our board of directors will be able to amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, “reprices” any stock option, or cancels any stock option in exchange for cash or another award when the option price per share exceeds the fair market value of the underlying shares. It will not be possible to grant any award pursuant to the Plan after the tenth anniversary of the date on which our board of directors adopts the Plan.

Retirement Plans

Hunting Dog Capital Corp. intends to implement a 401(k) retirement savings plan (the “401(k) plan”) in which our employees, including our NEOs, who satisfy certain eligibility requirements may participate. As part of the 401(k) plan, the Company may match participants’ contributions to the 401(k) plan up to legally allowed limits. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to a 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though a 401(k) plan adds to the overall desirability of our executive compensation package and further motivates our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits

All our full-time employees, including our NEOs, will be eligible to participate in health and welfare plans maintained by the Company, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts; and

•	short-term and long-term disability insurance.

Our NEOs will participate in these plans on the same basis as other eligible employees, and we will not maintain any supplemental health and welfare plans for our NEOs. We believe the plans are necessary and appropriate to provide a competitive compensation package for our NEOs.

Conclusion

Our compensation policies are designed to retain and motivate our NEOs and to ultimately reward them for outstanding performance. The retention and motivation of our NEOs should enable us to grow strategically and position ourselves competitively in our market.

Executive Officer Compensation

After completion of the offering, the respective annual salaries of the executive officers will be as follows:

2016 Annual Base Salary
Christopher Allick	$
Todd Blankfort	$
Paul Clausing	$

In addition, the NEOs will be eligible to receive discretionary bonuses as may be declared from time to time by the Compensation Committee, which bonuses will be based on individualized performance and service goals.

Director Compensation

Hunting Dog Capital LLC does not have a board of directors. Following the completion of this offering, directors of Hunting Dog Capital Corp. who are also employees of Hunting Dog Capital Corp. will not receive any additional compensation for serving on the board of directors or any of its committees.

On the date the shares subject to this offering are priced, each non-employee director who, as of the date of this offering, will serve on our board of directors and is expected to continue his or her service following this offering will be entitled to a monthly fee of $         and will be granted RSUs with a grant date fair value of $        . Commencing with fiscal , each non-employee director will be entitled to an annual fee of $         , to be paid monthly in twelve equal increments, and an annual grant of RSUs with a grant date fair value of $         . The chairperson of each committee of our board of directors will be entitled to an additional grant of RSUs with a grant date fair value of $          . Directors will also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board or committee meeting or otherwise conducting the business of the Company. In addition, we will purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

The terms of each award described above will be set forth in a written award agreement between the applicable non-employee director and us, which will generally provide for vesting after one year of continued service as a director, subject to acceleration upon a change of control. The non-employee director compensation policy (including the compensation described above) may be amended, modified or terminated by our board of directors at any time in its sole discretion.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As discussed previously in this preliminary offering circular, it is contemplated that we will acquire from the members of Hunting Dog Capital LLC 100% of their membership interests in exchange for the issuance of          shares of common stock of Hunting Dog Capital Corp. See “The Transactions” above. Christopher Allick and Todd Blankfort, members of our management, control Hunting Dog Capital LLC.

Because members of our management currently control Hunting Dog Capital LLC, the amount of consideration to be received by its members has not been determined through arms-length negotiations. In addition, Messrs. Allick and Blankfort have approximately $1.9 million (as of June 30, 2015) in general partnership interests in the Existing Funds including their original cash contributions and their deferred incentive fees.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with the original members of Hunting Dog Capital LLC in connection with this offering. The Registration Rights Agreement will provide the original members of Hunting Dog Capital LLC certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, they can require us to register under the Securities Act shares of common stock issued to them in exchange for their units of membership interest.

Indemnification Agreements

Our bylaws, which will be in effect upon the completion of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted, subject to certain exceptions contained therein. In addition, our restated certificate of incorporation, which will be in effect upon the completion of this offering, provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

Before the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement to the fullest extent permitted under Delaware General Corporation Law (“DGCL”), subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related-Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Before the closing of this offering, our board of directors will adopt a written policy on transactions with related persons in conformity with the requirements for issuers having publicly held common stock listed on the NASDAQ Capital Market. Under the policy:

•	any related-person transaction, and any material amendment or modification of a related-person transaction, will be required to be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested, or by the disinterested members of the board of directors; and
•	any employment relationship or transaction involving an executive officer and any related compensation will be required to be recommended by the Compensation Committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related-person transaction:

•	the management must disclose to the audit committee or another independent body of the board of directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related-person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related-person transaction;
•	the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction complies with the terms of our agreements governing any material outstanding indebtedness that limit or restrict our ability to enter into a related-person transaction;
•	the management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act and related rules, and, to the extent required to be disclosed, management must ensure that the related-person transaction is disclosed in accordance with such Acts and related rules; and

•	management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related-person transaction policy will provide that the audit committee or another independent body of the board of directors, as applicable, must consider whether any approval or ratification of a related-person transaction involving a non-employee director or director nominee would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NASDAQ Capital Market, and the Internal Revenue Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock after the completion of the Transactions, including this offering, for:

•	each person known by us to own more than 5% of our common stock beneficially;
•	each of our prospective directors;
•	each of our named executive officers; and
•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC, and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable, or will become exercisable within 60 days of          , are considered outstanding for such person, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Hunting Dog Capital Corp., One Maritime Plaza, Suite 825, San Francisco, CA 94111. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The percentage of shares beneficially owned before this offering is based on       outstanding shares of our common stock as of      , 2015. The percentage of shares beneficially owned after this offering is based on the sale of      shares of our common stock in this offering by us.

Percentage of Common Stock Outstanding
	Immediately Before this Offering		Immediately After this Offering
Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock

Executive Officers:
Christopher Allick
Todd Blankfort
Paul Clausing
Independent Directors:
Thomas Boudakian
Roger Mehle
Paul Nora, Jr.
Robert Thompson
All directors and executive officers as a group ( persons)
Owners of 5% or More of Common Stock:
David Suddendorf

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based on relevant portions of the DGCL and on our restated certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering. This summary is not necessarily complete, and we refer you to the DGCL and our restated certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Authorized and Outstanding Stock

Our current authorized capital stock consists of 100,000,000 shares of our common stock, par value $0.01 per share. Immediately following the completion of this offering,            shares of our common stock will be outstanding.

Voting Rights

Holders of our common stock will be entitled to cast one vote per share. Holders of our common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of common stock present in person or represented by proxy. Except as otherwise provided by law, amendments to the restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of our common stock.

Other Matters

No shares of our common stock will be subject to redemption or have preemptive rights to purchase additional shares of our common stock. Holders of shares of our common stock do not have subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. When issued, all the outstanding shares of our common stock will be validly issued, fully paid, and non-assessable.

Exclusive Venue

Our bylaws, which will be in effect upon the completion of this offering, require, to the fullest extent permitted by law, that (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine must be brought exclusively in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover Effects of Provisions of our Restated Certificate of Incorporation, our Bylaws and Delaware Law

Our restated certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, also contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us first to negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws, which will be in effect upon the completion of this offering, provide that stockholders at an annual meeting may consider only proposals or nominations specified in the notice of meeting or brought before the meeting (a) by or at the direction of our board of directors or (b) by a qualified stockholder of record on the record date for the meeting who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our bylaws provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if consents in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. In that regard, our restated certificate of incorporation, which will be in effect upon the completion of this offering, provides that stockholder action by written consent will be permitted only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

Amendment of Restated Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3 % of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3 % of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal, or to adopt any provisions inconsistent with, any of the provisions of our certificate described above.

The foregoing provisions of our restated certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit minority stockholders.

In addition, we are subject to Section 203 of the DGCL. With certain exceptions, Section 203 prevents us from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation and bylaws, which will be in effect upon the completion of this offering, provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Before the commencement of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our restated certificate of incorporation, which will be in effect upon the completion of this offering, includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages from a director for breach of fiduciary duty, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	any transaction from which the director derived an improper personal benefit; or
•	improper distributions to stockholders.

These restrictions on our rights and the rights of our stockholders may be held to be unenforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Hunting Dog Capital Corp. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that (1) the stockholder bringing the action is a holder of our shares at the time of the wrong complained of and remains so through the duration of the derivative suit, (2) the stockholder bringing the action makes a demand on our board of directors to assert the claim, unless such demand would be futile, and (3) if the stockholder is bringing the action on behalf of all stockholders, the stockholder is an adequate representative of our other stockholders. The suit must be brought in the Court of Chancery in the State of Delaware. See “—Exclusive Venue” above.

Registration Rights Agreement

In connection with this offering, the Company will enter into the Registration Rights Agreement with the original members of Hunting Dog Capital LLC, pursuant to which the members will have specified rights to require the Company to register all or any portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions – Registration Rights Agreement.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for shares of our common stock is American Stock Transfer & Trust Company, LLC. The address for American Stock Transfer & Trust Company, LLC is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (718) 921-8206.

The NASDAQ Capital Market

We have applied to have our common stock listed on the NASDAQ Capital Market under the symbol “HDCC.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately before this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on the NASDAQ Capital Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of           shares of our common stock, assuming the issuance of           shares of our common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

The remaining          shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this offering circular
180 days after the date of this offering circular

Lock-Up Agreements

We and each of our directors, executive officers, and holders of substantially all of our common stock outstanding before the completion of this offering (including securities convertible into or exchangeable or exercisable for shares of our common stock) have agreed that, without the prior written consent of WR Hambrecht + Co as the underwriter, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this offering circular, subject to extension in specified circumstances:

•	Offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Company, file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
•	Enter into any swap or other arrangement that transfers to another all or a portion of the economic consequences of ownership of our common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	In the case of our directors, executive officers, and holders of substantially all of our common stock (including securities convertible into or exchangeable or exercisable for our common stock), make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Registration Rights

Upon the closing of this offering, the holders of             shares of our common stock issuable upon redemption or exchange of Hunting Dog Capital LLC interests or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Certain Relationships and Related Party Transactions – Registration Rights Agreement” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of all material United States federal income tax consequences to U.S. holders (as defined below) of the receipt and ownership of shares of common stock acquired in this offering.

You are a U.S. holder if you are a beneficial owner of common stock and you are:

•	An individual citizen or resident of the United States;
•	A corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	An estate whose income is subject to United States federal income tax, regardless of its source; or
•	A trust if it (a) is subject to the primary supervision of a court within the United States and one or more “United States persons,” as defined in the U.S. Internal Revenue Code of 1986, as amended, have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Department regulations to be treated as a United States person.

The following discussion is based upon the provisions of the Internal Revenue Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to U.S. holders who acquire shares of our common stock in this offering. Further, this discussion assumes that the shares of common stock will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. holder who may be subject to special tax rules.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds shares of common stock, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the ownership of shares of common stock.

This discussion addresses only certain material aspects of United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local, non-U.S., and other tax consequences of the ownership of shares of common stock.

Taxation of Common Stock

Distributions with respect to shares of common stock will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits, if any, as determined for United States federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in your shares of common stock, and thereafter as capital gain. Subject to certain exceptions for short-term and hedged positions, distributions on the shares of common stock constituting dividend income paid to U.S. holders that are domestic corporations generally will qualify for the dividends-received deduction. You should consult your own tax advisor regarding the applicable dividend tax rates and the availability of the dividends-received deduction in light of your particular circumstances.

If you sell or otherwise dispose of any shares of the common stock, you will generally recognize capital gain or loss equal to the difference between your amount realized and your adjusted tax basis in such shares of common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for such shares of common stock is more than one year. Long-term capital gain of a non-corporate U.S. holder, including an individual, generally is subject to U.S. income tax at preferential rates. You should consult your own tax advisor regarding the availability of such rates in light of your particular circumstances. The deductibility of capital losses is subject to limitations.

Additional Tax on Certain Income

With respect to taxable years beginning after December 31, 2012, if you are an individual, estate, or trust, you may be subject to an additional 3.8% tax on certain income, including dividends on and capital gains from the sale or other disposition of stock. You should consult your own tax advisor regarding the implications of the additional 3.8% tax that may result from an investment in the common stock.

Information Reporting and Backup Withholding

In general, payments made in the United States, or through certain United States-related financial intermediaries, with respect to the ownership and disposition of the shares of common stock will be required to be reported to the IRS unless you are a corporation or other exempt recipient and, when required, demonstrate this fact. In addition, you may be subject to a backup withholding tax (currently at a rate of 28%) on such payments unless you (a) are a corporation or other exempt recipient and, when required, demonstrate this fact, or (b) provide a taxpayer identification number and otherwise comply with applicable certification requirements.

You should consult your own tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and you may use amounts withheld as a credit against your United States federal income tax liability or may claim a refund so long as you timely provide certain information to the IRS.

Foreign Account Tax Compliance Act

Legislation enacted in 2010, known as the “FATCA” legislation, generally imposes a withholding tax of 30% on dividend income paid on shares of our common stock and on the gross proceeds of a sale or other disposition of shares of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution.

Absent an applicable exception, the FATCA legislation also generally imposes a withholding tax of 30% on dividend income paid on shares of our common stock and the gross proceeds of a sale or other disposition of shares of our common stock paid to a foreign entity that is not a foreign financial institution, unless such entity provides the applicable withholding agent either with (a) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities), or (b) a certification that the entity does not have any substantial U.S. owners.

Under certain circumstances, a non-U.S. holder of shares of our common stock may be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder may be required to file a U.S. federal income tax return to claim such refunds or credits. Under final Treasury regulations, this legislation applies only to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

UNDERWRITING

We and WR Hambrecht + Co, LLC (the underwriter) will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriter has agreed to use its best efforts to procure potential purchasers for the shares of our common stock offered hereby. This offering is being undertaken on a “best-efforts” only basis. The underwriter is not required to take or pay for any specific number of shares or dollar amount of our common stock. We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act.

The shares are being offered on an “all-or-none” basis. Investor funds will be deposited into an escrow account for the benefit of investors set up by American Stock Transfer and Trust Co. (“AST”) at           . The offering will not be completed unless we sell the number of shares specified on the cover page of this offering circular. All funds received for the purchases of shares by investors before the closing will be deposited into the escrow account until closing. The escrow account will be opened on the date of this preliminary offering circular and will remain open until the closing date. All funds received into the escrow account after the pricing of the offering will be held in a non-interest bearing account in accordance with Rule 15c2-4 under the Exchange Act. All funds must be transmitted directly by wire to the specified bank account at          . per the instructions disseminated at pricing by the underwriter. AST will not accept or handle any funds. On the closing date, the escrow agent will notify the underwriter whether the full amount necessary to purchase the shares to be sold in this offering has been received. If, on the closing date, investor funds are not received in respect of the full amount of shares to be sold in this offering, then all investor funds in the escrow account will be returned promptly to investors, and the offering will terminate. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter:

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us

Certain expenses of the underwriter (excluding discounts and commissions) of up to $        are payable by us. Shares sold to the public will initially be offered at the initial public offering price set forth on the cover of this preliminary offering circular. Any shares sold to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares, the offering price and the other selling terms may be subject to change. The offering of the shares is subject to receipt and acceptance of orders for the shares and is subject to the right to reject any order in whole or in part.

We and each of our directors, executive officers, and holders of substantially all of our common stock outstanding prior to the closing of this offering (including securities convertible into or exchangeable or exercisable for shares of our common stock) have agreed that, without the prior written consent of WR Hambrecht + Co as the underwriter, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this offering circular, subject to extension in specified circumstances. Please see “Shares Eligible for Future Sale – Lock-Up Agreements.”

Before the offering, there has been no public market for the shares. The initial public offering price will be determined by negotiation between us and the underwriter. The principal factors to be considered in determining the initial public offering price will include:

•	The information set forth in this offering circular and otherwise available to the underwriter;

•	The history and performance of our predecessor, Hunting Dog Capital LLC, and the history of and prospects for the industry in which we compete;

•	Our prospects for future earnings and the present state of our development;

•	The general condition of the securities markets at the time of this offering;

•	The recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	Other factors deemed relevant by the underwriter and us.

We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market under the symbol “HDCC.” In order to meet one of the requirements for listing the common stock on the NASDAQ Capital Market, the underwriter has undertaken to sell lots of 100 or more shares to a minimum of 300 beneficial holders.

The underwriter and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriter and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments of the Company, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Morgan, Lewis & Bockius LLP, Palo Alto, CA, has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Hunting Dog Capital LLC as of and for the years ended December 31, 2014 and 2013 appearing in this offering circular have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Regulation A offering statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the offering statement and the exhibits and schedules filed thereto. Statements contained in this offering circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about offerors, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Members

Hunting Dog Capital LLC

We have audited the accompanying statements of financial condition of Hunting Dog Capital LLC (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations, changes in members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunting Dog Capital LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Chicago, Illinois

October 23, 2015

HUNTING DOG CAPITAL LLC

STATEMENTS OF FINANCIAL CONDITION

	Years Ended December 31,
	2014	2013
	($ actual)
Assets
Current Assets
Cash	$55,200	$28,020
Restricted cash	14,250	14,250
Investment in WorldBusiness Capital, Inc. at fair value	-	4,357
Prepaid rent	12,000	7,000
Due from affiliates	77,368	44,877
Total current assets	158,818	98,504
Total assets	$158,818	$98,504

Liabilities and Members’ Equity
Accrued expenses	$4,732	$19,750
Expense deposits received in advance	53,524	-
Tenant security deposit	10,500	5,600
Total Liabilities	68,756	25,350

Members’ Equity	90,062	73,154

Total Liabilities and Members' Equity	$158,818	$98,504

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2014	2013
	($ actual)
Revenues:
Investment management fees	$1,254,278	$695,628
Other	36,124	35,607
Total Revenues	1,290,402	731,235

Expenses:
Compensation and benefits	242,512	71,019
Rent	123,856	85,006
Professional fees	88,625	95,522
Conferences and seminars	53,900	-
Advertising	-	10,000
Utilities	8,005	4,016
Taxes	7,210	1,686
Other	11,886	5,881
Total Expenses	535,994	273,130

Net Income	$754,408	$458,105

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Years Ended December 31,
	2014	2013
	($ actual)

Members’ equity, beginning of year	$73,154	$160,630
Distributions	(737,500)	(545,581)
Net income	754,408	458,105
Members’ equity, end of year	$90,062	$73,154

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2014	2013
	($ actual)
Cash Flows from Operating Activities
Net Income	$754,408	$458,105
Adjustments to reconcile net income to net cash provided by operating activities:
Change in unrealized appreciation of investment	3,607	(3,607)
Gain on sale of investment	(3,607)	-
Change in operating assets and liabilities
Prepaid rent	(5,000)	-
Due from affiliates	(32,491)	81,171
Accrued expenses	(15,018)	19,750
Expense deposit received in advance	53,524	-
Tenant security deposit	4,900	-
Net cash provided by operating activities	760,323	555,419

Cash Flows from Investing Activities
Net cash provided by investing activities,
Change in restricted cash	-	4,941
Proceeds from sale of investment	4,357	-
Net cash provided by investing activities	4,357	4,941

Cash Flows from Financing Activities
Net cash used in financing activities,
Distributions paid	(737,500)	(545,581)

Net increase in cash	27,180	14,779

Cash:
Beginning	28,020	13,241

Ending	$55,200	$28,020

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

Note 1.     Nature of Business and Significant Accounting Policies

Organization and nature of business: Hunting Dog Capital LLC (the “Company”), a California Limited Liability Company, was formed pursuant to and in accordance with the Beverly-Killea Limited Liability Company Act (the “Act”) for the purpose of engaging in any lawful act or activity for which a limited liability company may be organized under the Act. The Company was organized for the principal purpose of managing the operations of investment companies and engaging in such other activities incidental or ancillary thereto as the members deems necessary or advisable. During the years ended December 31, 2014 and 2013, the Company served as the manager to HD Special-Situations, LP, HD Special-Situations II, LP and HD Special-Situations III, LP. The Company is managed by its members, Christopher Allick and Todd Blankfort.

The Company executed its Operating Agreement (the “Agreement”) as of January 4, 2007. Under the Agreement, the Company shall continue into perpetuity unless dissolved as provided in the Agreement or the Act.

A summary of the Company’s significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. The Company maintains deposits with high-quality financial institutions in amounts that at times throughout the year may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. As of December 31, 2014 and 2013, the Company had no cash equivalents.

Restricted cash: The Company has a $14,250 security deposit for its office space that is restricted from the Company’s general corporate use and is being reported in the statements of financial condition.

Revenue recognition: The Company earns investment management fees by providing services pursuant to the terms of the underlying advisory contracts. Fees are based on a contractual investment advisory fee applied to the assets in each portfolio. Any fees collected in advance are deferred and recognized over the period earned.

Due from affiliates: Receivables from affiliates represent balances arising from contractual investment advisory services provided to affiliated investment companies and are recorded on an accrual basis. There were no provisions for bad debt expense during the years ended December 31, 2014 and 2013.

Expense deposits received in advance: The Company has received expense deposits on behalf of an affiliate totaling $53,524 at December 31, 2014. Such amounts are held as liabilities on the Statements of Financial Condition until the Company transfers the expense deposit amount to its affiliate.

Income taxes: The Company is not subject to federal income tax, but may be subject to certain state taxes. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the years ended December 31, 2014 and 2013, management has determined that there are no uncertain tax positions. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Investment in WorldBusiness Capital, Inc.: In the ordinary course of the Company’s business, it is very uncommon to hold investment securities. The Company did however hold investment securities in WorldBusiness Capital, Inc. as of December 31, 2013, which investment securities it held at fair value. Fair value for these investment securities are determined based upon quoted prices in active markets but if quoted market prices are not available, the Company uses matrix, model or other similar pricing methods to determine fair value. Investment securities transactions are recorded on a trade-date basis.

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Investment securities that are classified as trading securities are carried at fair value with all changes in the value of the securities going through current earnings. Therefore, both realized and unrealized gains and losses on these securities are included in investment and other income in the statements of operations.

On a quarterly basis, the Company conducts reviews to assess whether an other-than-temporary impairment exists on any available-for-sale investment securities. Other-than-temporary declines in value may exist when the fair value of an investment security has been below the carrying value for an extended period of time. If an other-than-temporary decline in value is determined to exist, the unrealized investment loss, net of tax is recognized in the statements of operations in the period in which the other-than-temporary decline in value occurs, as well as an accompanying permanent adjustment to accumulated other comprehensive income.

Operating lease: The Company leases office space under a long-term operating lease expiring January 31, 2017. For the years ended December 31, 2014 and 2013 rent expenses were $123,856 and $85,006, respectively, and this office is located at One Maritime Plaza, Suite 825, San Francisco, California 94111.

Tenant security deposits: The Company has received security deposits from tenants totaling $10,500 and $5,600 at December 31, 2014 and 2013, respectively. Tenant security deposits are held as liabilities on the Statements of Financial Condition until the terms of the underlying rental agreement have been satisfied.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through October [ ], 2015, the date the financial statements were available to be issued. No such events requiring disclosure were noted.

Recently issued accounting pronouncements: Management has reviewed all newly issued accounting pronouncements that are applicable to the Company and to the preparation of the financial statements, including those not yet required to be adopted. Management does not believe any such pronouncements will have a material effect on the Company’s financial position or results of operations. Accounting guidance that will become effective in future years, with respect to the Company’s financial statements, is described below:

In May 2014, the FASB issued new guidance on revenue from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual and interim periods beginning after December 15, 2016, and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early application of this standard is not permitted. The Company's effective date is January 1, 2017. The Company is evaluating the effect of adopting this new accounting guidance but does not expect adoption will have a material impact on its results of operations, cash flows or financial position.

Note 2.     Members’ Equity

Cumulative members’ equity as of December 31, 2014 and 2013 was composed of the following:

	Year Ended December 31,
	2014	2013
	($ actual)

Contributed capital	$20,000	$20,000
Accumulated net income	2,889,529	2,135,121
Distributions	(2,819,467)	(2,081,967)
Balance	$90,062	$73,154

Allocation of profits and losses are made in accordance with the terms of the Agreement. The liability of the members for the losses, debts and obligations of the Company shall be limited to their capital contributions; provided, however, that under applicable law, the members may under certain circumstances be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities.

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

No member, in such member’s capacity as a member or as a Managing Director, shall have any liability to restore any negative balance in such member’s capital account.

Note 3.     Investment Management Fees and Related Parties

The Company provides investment management services to affiliated investment companies. The Company earns management fees for these services that are accrued and settled monthly. The table below summarizes the total investment management fees earned from the affiliated investment companies during the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	($ actual)

HD Special-Situations, LP	$-	$13,186
HD Special-Situations II, LP	703,018	599,750
HD Special-Situations III, LP	551,260	82,692
	$1,254,278	$695,628

The table below summarizes the total amount owed to the Company by affiliates during the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	($ actual)

HD Special-Situations, LP
Management fee receivable	$-	$3,075
HD Special-Situations II, LP
Management fee receivable	17,570	16,212
HD Special-Situations III, LP
Management fee receivable	14,362	-
Expense reimbursement receivable	45,041	25,590
Other	395	-
	$77,368	$44,877

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Note 4.     Non-Operating (Other) Income

Non-operating income was comprised of the following components for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	($ actual)

Rental income	$36,124	$32,000
Change in unrealized appreciation of investment	(3,607)	3,607
Gain on sale of investment	3,607	-
	$36,124	$35,607

The Company is party to an agreement where office space at the Company’s corporate headquarters is subleased to a non-affiliated third party. The lease expires December 31, 2015 and then becomes a month-to-month agreement. The Company recognized sublease rental income of $36,124 for the year ended December 31, 2014, and $32,000 for the year ended December 31, 2013, which is classified as other income and included in other income in the statements of operations. The gain on the sale of an investment is related to the repurchase of a warrant to purchase shares in WorldBusiness Capital, Inc.

Note 5.     Deposits

The Company has received expense deposits on behalf of an affiliate totaling $53,524 at December 31, 2014. Such amounts are held as liabilities on the Statements of Financial Condition until the Company transfers the expense deposit amount to its affiliate.

The Company has received tenant security deposits totaling $10,500 and $5,600 at December 31, 2014 and 2013, respectively. Tenant security deposits are held as liabilities on the Statements of Financial Condition until the terms of the underlying rental agreement have been satisfied.

Note 6.     Financial Instruments with Off-Balance-Sheet Risk

The Company maintains deposits with high-quality financial institutions in amounts that at times throughout the year may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 7.     Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8.     Rent Under Operating Lease

The Company leases office space under a long-term operating lease expiring January 31, 2017. For the years ended December 31, 2014 and 2013 rent expenses were $123,856 and $85,006, respectively. As of December 31, 2014, the Company’s aggregate future minimum payments for operating leases having initial or non-cancelable terms greater than one year are payable as follows:

Year ended December 31,	Minimum Payments
2015	$193,078
2016	198,129
2017	16,546

Total minimum lease payments	$407,753

HUNTING DOG CAPITAL LLC

STATEMENTS OF FINANCIAL CONDITION

(UNAUDITED)

	June 30,
	2015	2014
	($ actual)
Assets
Current Assets
Cash	$184,654	$137,643
Restricted cash	14,250	14,250
Investment in WorldBusiness Capital, Inc. at fair value	-	4,357
Prepaid rent	16,326	11,100
Due from affiliates	45,436	41,989
Total current assets	260,666	209,339
Total assets	$260,666	209,339

Liabilities and Members’ Equity
Deferred revenue	$331,534	$281,173
Expense deposit received in advance	26,407	-
Tenant security deposit	9,500	10,500
Total Liabilities	367,441	291,673

Members’ Equity (Deficit)	(106,775)	(82,334)

Total Liabilities and Members' Equity	$260,666	$209,339

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
	($ actual)
Revenues:
Investment management fees	$661,718	$562,932
Other	9,750	10,624
Total Revenues	671,468	573,556

Expenses:
Compensation and benefits	275,632	94,474
Rent	93,286	56,506
Professional fees	36,278	58,320
Conferences and seminars	-	26,950
Utilities	4,451	3,744
Taxes	4,001	1,051
Other	2,157	5,499
Total Expenses	415,805	246,544
Net Income	$255,663	$327,012

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
	($ actual)

Members’ equity, beginning of period	$90,062	$73,154
Distributions	(452,500)	(482,500)
Net income	255,663	327,012
Members’ equity (deficit), end of period	$(106,775)	$(82,334)

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
	($ actual)
Cash Flows from Operating Activities
Net Income	$255,663	$327,012
Adjustments to reconcile net income to net cash provided by operating activities:
Change in operating assets and liabilities
Deferred revenue	331,534	281,173
Prepaid rent	(4,326)	(4,100)
Due from affiliates	31,932	2,888
Expense deposits received in advance	(27,117)	-
Tenant security deposit	(1,000)	4,900
Net cash provided by operating activities	586,686	611,873

Cash Flows from Investing Activities
Net cash used in financing activities,
Change in restricted cash	(4,732)	(19,750)

Cash Flows from Financing Activities
Net cash used in financing activities,
Distributions paid	(452,500)	(482,500)

Net increase in cash	129,454	109,623

Cash:
Beginning	55,200	28,020
Ending	$184,654	$137,643

See accompanying notes to the financial statements.

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Note 1.     Nature of Business and Significant Accounting Policies

Organization and nature of business: Hunting Dog Capital LLC (the “Company”), a California Limited Liability Company, was formed pursuant to and in accordance with the Beverly-Killea Limited Liability Company Act (the “Act”) for the purpose of engaging in any lawful act or activity for which a limited liability company may be organized under the Act. The Company was organized for the principal purpose of managing the operations of investment companies and engaging in such other activities incidental or ancillary thereto as the members deem necessary or advisable. During the six months ended June 30, 2015 and 2014, the Company served as the manager to HD Special-Situations I, LP, HD Special-Situations II, LP and HD Special-Situations III, LP. The Company is managed by its members, Christopher Allick and Todd Blankfort.

The Company executed its Operating Agreement (the “Agreement”) as of January 4, 2007. Under the Agreement, the Company shall continue into perpetuity unless dissolved as provided in the Agreement or the Act.

A summary of the Company’s significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. The Company maintains deposits with high-quality financial institutions in amounts that at times throughout the year may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. As of June 30, 2015 and 2014, the Company had no cash equivalents.

Restricted cash: The Company has a $14,250 security deposit for its office space that is restricted from the Company’s general corporate use and is being reported in the statements of financial condition.

Revenue recognition: The Company earns investment management fees by providing services pursuant to the terms of the underlying advisory contracts. Fees are based on a contractual investment advisory fee applied to the assets in each portfolio. Any fees collected in advance are deferred and recognized over the period earned.

Due from affiliates: Receivables from affiliates represent balances arising from contractual investment advisory services provided to affiliated investment companies and are recorded on an accrual basis. There were no provisions for bad debt expense during the six months ended June 30, 2015 and 2014.

Expense deposits received in advance: The Company has received expense deposits on behalf of an affiliate totaling $26,407 at June 30, 2015. Such amounts are held as liabilities on the Statements of Financial Condition until the Company transfers the expense deposit amount to its affiliate.

Income taxes: The Company is not subject to federal income tax, but may be subject to certain state taxes. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the six months ended June 30, 2015 and 2014, management has determined that there are no uncertain tax positions. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Investment in WorldBusiness Capital, Inc.: In the ordinary course of the Company’s business, it is very uncommon to hold investment securities. The Company did however hold investment securities in WorldBusiness Capital, Inc. as of June 30, 2015, which investment securities it held at fair value. Fair value for these investment securities are determined based upon quoted prices in active markets but if quoted market prices are not available, the Company uses matrix, model or other similar pricing methods to determine fair value. Investment securities transactions are recorded on a trade-date basis.

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

(UNAUDITED)

Investment securities that are classified as trading securities are carried at fair value with all changes in the value of the securities going through current earnings. Therefore, both realized and unrealized gains and losses on these securities are included in investment and other income in the statements of operations.

On a quarterly basis, the Company conducts reviews to assess whether an other-than-temporary impairment exists on any available-for-sale investment securities. Other-than-temporary declines in value may exist when the fair value of an investment security has been below the carrying value for an extended period of time. If an other-than-temporary decline in value is determined to exist, the unrealized investment loss, net of tax is recognized in the statements of operations in the period in which the other-than-temporary decline in value occurs, as well as an accompanying permanent adjustment to accumulated other comprehensive income.

Operating lease: The Company leases office space under a long-term operating lease expiring January 31, 2017. For the six months ended June 30, 2015 and 2014 rent expenses were $93,286 and $56,506, respectively, and this office is located at One Maritime Plaza, Suite 825, San Francisco, California 94111.

Tenant security deposits: The Company has received security deposits from tenants totaling $9,500 and $10,500 at June 30, 2015 and 2014, respectively. Tenant security deposits are held as liabilities on the Statements of Financial Condition until the terms of the underlying rental agreement have been satisfied.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through October [ ], 2015, the date the financial statements were available to be issued. No such events requiring disclosure were noted.

Recently issued accounting pronouncements: Management has reviewed all newly issued accounting pronouncements that are applicable to the Company and to the preparation of the financial statements, including those not yet required to be adopted. Management does not believe any such pronouncements will have a material effect on the Company’s financial position or results of operations. Accounting guidance that will become effective in future years, with respect to the Company’s financial statements, is described below:

In May 2014, the FASB issued new guidance on revenue from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual and interim periods beginning after December 15, 2016, and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early application of this standard is not permitted. The Company's effective date is January 1, 2017. The Company is evaluating the effect of adopting this new accounting guidance but does not expect adoption will have a material impact on its results of operations, cash flows or financial position.

Note 2.     Members’ Deficit

Cumulative members’ deficit for the six months ended June 30, 2015 and 2014 was composed of the following:

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
	($ actual)

Contributed capital	$20,000	$20,000
Accumulated net income	3,145,192	2,462,133
Distributions	(3,271,967)	(2,564,467)

Balance	$(106,775)	$(82,334)

Allocation of profits and losses are made in accordance with the terms of the Agreement. The liability of the members for the losses, debts and obligations of the Company shall be limited to their capital contributions; provided, however, that under applicable law, the members may under certain circumstances be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities.

No member, in such member’s capacity as a member or as a Managing Director, shall have any liability to restore any negative balance in such member’s capital account.

Note 3.     Investment Management Fee and Related Parties

The Company provides investment management services to affiliated investment companies. The Company earns management fees for these services that are accrued and settled monthly. The table below summarizes the total investment management fees earned from the affiliated investment companies during the six months ended June 30, 2015 and 2014:

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
	($ actual)

HD Special-Situations II, LP	317,406	344,182
HD Special-Situations III, LP	344,312	218,750
	$661,718	562,932

HD Special-Situations III, LP, an affiliate of the Company, owed the Company $45,041 and $41,594 for expenses paid on its behalf, at June 30, 2015 and June 30, 2014, respectively. The Company was also owed $395 by other affiliates at June 30, 2015 and June 30, 2014, respectively.

Note 4.     Non-Operating (Other) Income

Non-operating income was comprised of the following components for the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
	2015	2014
	($ actual)

Rental income	$9,750	$10,624
	$9,750	$10,624

The Company is party to an agreement where office space at the Company’s corporate headquarters is subleased to a non-affiliated third party. The lease expires December 31, 2015 and then becomes a month-to-month agreement. The Company recognized sublease rental income of $9,750 for the six months ended June 30, 2015, and $10,624 for the six months ended June 30, 2014, which is classified as other income and included in other income in the statements of operations.

Note 5.     Deposits

The Company has received expense deposits on behalf of an affiliate totaling $26,407 at June 30, 2015. Such amounts are held as liabilities on the Statements of Financial Condition until the Company transfers the expense deposit amount to its affiliate.

The Company has received security deposits from tenants totaling $9,500 and $10,500 at June 30, 2015 and 2014, respectively. Tenant security deposits are held as liabilities on the Statements of Financial Condition until the terms of the underlying rental agreement have been satisfied.

Note 6.     Financial Instruments with Off-Balance-Sheet Risk

The Company maintains deposits with high-quality financial institutions in amounts that at times throughout the year may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 7.     Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

HUNTING DOG CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

(UNAUDITED)

Note 8.     Rent Under Operating Lease

The Company leases office space under a long-term operating lease expiring January 31, 2017. For the six months ended June 30, 2015 and 2014 rent expenses were $93,286 and $56,506, respectively. As of June 30, 2015, the Company’s aggregate future minimum payments for operating leases having initial or non-cancelable terms greater than one year are payable as follows:

Year ended December 31,	Minimum Payments
2015 (for the remaining six months)	$99,792
2016	198,129
2017	16,546
Total minimum lease payments	$314,467

PART III – EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
(1)	Form of Underwriting Agreement by and between Hunting Dog Capital Corp. and WR Hambrecht + CO, LLC*
(2)(a)	Operating Agreement of Hunting Dog Capital LLC.*
(2)(b)	Certificate of Incorporation of Hunting Dog Capital Corp.
(2)(c)	Restated Certificate of Incorporation of Hunting Dog Capital Corp.*
(2)(d)	Bylaws of Hunting Dog Capital Corp.*
(3)	Form of Common Stock Certificate*
(6)(a)	Form of Registration Rights Agreement*
(6)(b)	Form of Asset Purchase Agreement by and among Hunting Dog Capital Corp. and Hunting Dog Capital LLC*
(8)	Escrow Agreement by and among Hunting Dog Capital Corp. and .*
(11)(a)	Consent of McGladrey LLP
(11)(b)	Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to Exhibit 12)**
(12)	Opinion of Sutherland Asbill & Brennan LLP regarding legality of the offered shares of common stock*
(13)	Testing the Waters Material*

* To be filed by Amendment.
** Included with the legal opinion provided pursuant to Item (11).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, in the City of San Francisco, State of California, on October    , 2015.

Hunting Dog Capital Corp.

By:

Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	October , 2015
Christopher Allick

	Chief Financial Officer (Principal Financial Officer)	October , 2015
Paul Clausing

	President and Director	October , 2015
Todd Blankfort

Dealer Offering Circular Delivery Obligation

Until       , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver an offering circular. This is in addition to the dealers’ obligation to deliver an offering circular when acting as underwriters and with respect to their unsold allotments or subscriptions.